82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICR 02028997

REGISTRANT'S NAME Varitronix Int'l Ltd

*CURRENT ADDRESS

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3820 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/14/02

VARITRONIX INTERNATIONAL LIMITED


VARITRONIX

ANNUAL

REPORT

2001

BOARD OF DIRECTORS

Dr Chang Chu Cheng, *Chairman*
Dr Yan Sze Kwan
Chung Shun Ming
Kwok Siu Kwan
Dr York Liao*
James Lee Goon Nam*
Professor Charles Kao Kuen**
Anthony Lui Chi Shing**

* Non-Executive Directors
** Independent Non-Executive Directors

SECRETARY

Peter Lo Chi Lik

SOLICITORS

Woo Kwan Lee & Lo

AUDITORS

KPMG

BANKERS

HSBC Investment Bank Asia Limited
Citibank, N.A.
Standard Chartered Bank
Shanghai Commercial Bank Limited

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM11
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

22 Chun Cheong Street
Tseung Kwan O Industrial Estate
Tseung Kwan O
Hong Kong

PRINCIPAL REGISTRAR

Butterfield Corporate Services Limited
Rosebank Centre
14 Bermudiana Road
Hamilton
Bermuda

HONG KONG BRANCH SHARES REGISTRAR

Central Registration Hong Kong Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York, NY 10286
USA

WEB SITE

http://www.varitronix.com

Financial Highlights

Geographic Destination for Products


2001
2000

		2001	2000
	Hong Kong	**6.9%**	7.4%
☐	Rest of Asia	**16.6%**	11.3%
☐	North America	**21.3%**	26.8%
☐	United Kingdom	**10.7%**	12.1%
	Germany	**7.9%**	8.0%
☐	France	**14.4%**	13.2%
☐	Other European countries	**21.3%**	19.4%
	Others	**0.9%**	1.8%
	Total	**100%**	100%

Turnover/Profit After Tax


HK$ million
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
843
301
909
308
846
259
1,254
206
1,042
34
1997
1998
1999
2000
2001
Turnover
Profit After Tax

Share Price Movement *(1 July 1991 - 31 March 2002)*

HK$


25
20
15
10
5
0
6/92 12/92 6/93 12/93 6/94 12/94 6/95 12/95 6/96 12/96 6/97 12/97 6/98 12/98 6/99 12/99 6/00 12/00 6/01 12/01 3/02
High - Low
25-Mav
200-Mav



Left: 3-panels display optics

BUSINESS REVIEW

Review of Operations

As a result of an extremely tough and adverse business environment during 2001, the Group's sales dropped by 16.9 per cent in comparison with the prior year and a decrease in profit attributable to shareholders of 77.7 per cent. During the second half of 2000 and the beginning of 2001, the Group embarked on an ambitious growth target which aimed at a turnover level of more than double the actual results in 2001. The shortfall compared to this target was a result of the extremely adverse business climate in 2001 coupled with a steep decline in business volume. The hardest hit sector has been in the MNC volume business and Varitronix Malaysia suffered the most because its total focus was on the MNC accounts, which demanded a much higher inventory level and planning. As a consequence, the turnover of 2001 for Varitronix Malaysia dropped by 62% in comparison with the prior year. So drastic and immediate a cut back would necessarily incur losses.

The special and significant write-off of inventories and other accounting provisions was largely made in the audited financial statements of our subsidiary, Varitronix (Malaysia) Sdn Bhd. Resource and production planning were based on MNC customers' forecasts which unfortunately and eventually did not materialize. In order to meet the MNC customers' demand for just-in-time deliveries, finished goods and work-in-progress were produced in advance along with a build-up of raw material inventories. These became excessive or redundant when orders were truncated by customers. In addition, there were several claims against customers for the losses caused by order cancellation. Part of the aforesaid claims has yet to be settled. The Directors consider it prudent to write off these items.

In comparison with the figures for 2000, the staff costs and the other operating expenses increased significantly during 2001 by an aggregate of approximately HK$79 million. The build up of the aforesaid costs started in the second half of 2000 and continued during 2001 in anticipation of growth and targeting more MNC business which eventually did not materialize. The management has already endeavored to control the costs in the new climate. In addition, although cash reserves increased significantly during 2001, interest and other income decreased by more than HK$20 million as the result of declining interest rates in 2001. All these contributed to the poor result for the year ended 31st December 2001.

Despite all the negative factors mentioned above, the Group's financial status is stronger than ever. As of 31 December 2001, the cash and cash equivalents were up by 92 per cent in comparison with the end of year 2000. Inventory, not including the aforesaid special write-off, decreased by 29.1%. Margins for 2001 would have improved were it not for the sharp increase in staff costs and other expenses, a result of the overhang from a too aggressive expansion. Cost control measures are currently implemented to improve quality, efficiency and productivity




Complete Interior Product Range
Base
Compass
Lights
Compass/Temp
Headlamp Control
Compass/Temp/ Lights
Rain Sensor
Telematices Link
Humidity Sensor
RSIR Display

Left: Bistable Cholesteric Display
Right: Electrochromic (EC) Mirrors

On the operation side, the Group has successfully transformed its quality system to cope with the automotive industry standard, the QS9000 Quality System. During the year, our plants in Hong Kong, Shenzhen and Penang were certified for QS9000 standard. This milestone would be the key to participating in the automotive industry market.

PROSPECTS

It is difficult to say when the economy will recover in view of the present uncertainty in the market which presently offers low visibility. Nevertheless the Group will do their utmost in controlling costs and more realistic planning. However the Group will not compromise on our research and product development for future competitiveness and profitability. The Group is committed to continue its strong research and development for new products ahead and these are summarized below:

Reflective Color STN

With its internal reflector and single polarizer architecture, the technology offers higher light throughput than existing color STN which utilizes two polarizers. Reflective color STN is readable under ambient light. It consumes little power and provides vivid colors. 256- and 4k-color versions are now ready for production. Samples are presently under evaluation with some customers. The Group is currently working on a fast response 65k-color version to be used by next generation 3G mobile phones.



Transflective Colour STN Display

Bistable Cholesteric Display

With its zero-power image retention capability, high resolution, wide viewing angle, and readability under ambient light, BCD is best applied to handheld applications where low power consumption is a must. One of those applications is the electronic book. By utilizing BCD in electronic books, minimal system power consumption can be achieved between turning of pages. VGA and XGA versions are currently developed and the Group expects to commercialize this technology in the very near future.

Reflective Liquid Crystal on Silicon Microdisplay

Microdisplay is a high resolution display built upon existing CMOS, VLSI and liquid crystal technologies. With its advantages of low cost and excellent optical properties, microdisplay can be very competitive to existing TFT or DLP counterpart in projection TV application. Presently the Group is providing foundry service to companies who are developing the CMOS backplanes.

Organic Light Emitting Diode

OLED, being an emissive display, requires no external lighting. It has no limitation in viewing angle and provides extremely fast response time. It is said to be a technology that is complementary, if not supplementary to LCD. The company has completed a facility for R&D and pilot production and has been working with various renowned institutes and companies on material and process development. Samples will be available by Q2 2002.

In particular, the Group had recently closed a five-year agreement with Beijing University on OLED material development. Meanwhile, the Group and the Chinese University of Hong Kong have been granted a three-year Innovation & Technology Fund, administered by Innovation and Technology Commission of the HKSAR Government to work on display material research and fabrication process. Through those research projects, the company shall be able to get access to the universities' state-of-the-art scientific equipment and their expertise in the fields of physics, chemistry, and material science.

Wide Operating Temperature STN Modules

To meet the stringent requirements of military and automotive industries, the Group has developed a complete solution for STN modules to operate under very wide operating temperatures, which is hard to achieve by conventional modules. The technology uses not only thermal and optical compensation, but it also utilizes intelligent electronics for temperature compensation. The result is a module that works perfectly under the most adverse environmental conditions.

With our new products, innovative technologies, improved productivity, above industry standard quality and strong balance sheet, the directors believe the Group will weather this storm and emerge better than other players.

On behalf of the directors, I would like to take this opportunity to thank our staff for their dedication and perseverance. They have worked even harder in the face of stiff market environment and shown great fortitude during the rationalization process. I would also like to express our sincere appreciation of the support from our customers, suppliers and shareholders throughout the year without which we would not have achieved our results.

Dr C. C. Chang
Chairman

Hong Kong, 18 April 2002

We Put Our Heart on DISPLAY VL

This statement provides supplementary information to the Chairman's Statement

FINANCIAL RESULTS

The Group's audited consolidated turnover for the year ended 31 December 2001 amounted to HK$1,042,004,000 (2000: HK$1,254,629,000). Profit attributable to shareholders for the year was HK$44,637,000 (2000: HK$200,343,000).

MATERIAL EXPANSION PLAN

The construction work of new plant in Heyuan, Guangdong, PRC has been started and is expected to be completed by the end of 2002. The superstructure development contracts cost about HK$40,000,000 and will be funded by internal resources.

LIQUIDITY AND FINANCIAL RESOURCES

The Group maintains a strong financial position. As at 31 December 2001, the total shareholders' equity of the Group was approximately HK$1.3 billion. The Group's current ratio, being the proportion of total current assets against total liabilities, was 3.11 as at 31 December 2001 (2000: 2.83).

At the year end, the Group held a liquid portfolio of HK$677 million (2000: HK$509 million) of which HK$368 million (2000: HK$192 million) was in cash and cash equivalents and HK$309 million (2000: HK$317 million) in securities. The unsecured interest-bearing bank loans and overdrafts and bills payable increased to HK$63.4 million (2000: HK$27.7 million).

In the investment portfolio, non-trading securities decreased by HK$22.6 million whilst trading securities increased by HK$14.6 million. These portfolios are managed by professional asset management firms. During the year the interest income from debt securities decreased by 36% to HK$12.6 million. It is expected that the interest income in 2002 will remain at a low level in line with the market trends.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2001, the Group employed approximately 3,900 persons around the world. The Group remunerates its employees based on their performance, experience and prevailing industry practice. The Group operates an employee share option scheme and provides rent-free quarters to its employees in the PRC. For details of the Directors' emoluments, please refer to note 7 to the financial statements.

CONTINGENT LIABILITIES

Details of contingent liabilities are set out in note 28 to the financial statements.

FOREIGN CURRENCY EXPOSURE

The Group continues to conduct most of its business to US dollar or HK dollar. That, together with a policy of keeping the majority of our assets also in these currencies, ensures that our exposure to exchange rate fluctuations is minimal.

1. CUSTOMERS AND SUPPLIERS

The information in respect of the Group's turnover and purchases attributable to the major customers and suppliers during the financial year ended 31 December 2001 is as follows:

(a) Major customers

	Percentage of the Group's total turnover
The largest customer	8%
Five largest customers in aggregate	24%

(b) Major suppliers

	Percentage of the Group's total purchases
The largest supplier	10%
Five largest suppliers in aggregate	29%

At no time during the year have the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owned more than 5% of the Company's share capital) any beneficial interests in these major customers and suppliers.

2. FINANCIAL REVIEW

The principal income of the Group for the year ended 31 December 2001 is derived mainly from sales of Liquid Crystal Displays and Liquid Crystal Display Modules. Turnover for the year was HK$1,042,004,000 which is an decrease of 16.9% over the previous year. The operating profit was HK$44,749,000. The profit attributable to shareholders amounted to HK$44,637,000, which represents a decrease of 77.7% over the previous year.

There was a net cash inflow during 2001. Cash and deposits with banks and other financial institutions less bank overdrafts at 31 December 2001 totalled HK$347,776,000.

3. DETAILS OF DIRECTORS

Dr Chang Chu Cheng, 58, is the Group Chairman. He gained his doctorate in Solid State Electronics from the University of Manchester Institute of Science & Technology in 1969 and lectured in Physics and Electronics at the Chinese University of Hong Kong prior to co-founding Varitronix in 1978 with Dr. Liao and six other associates. He presently serves as a Non-Executive Director of SAS Dragon Holdings Limited and Fujikon Industrial Holdings Limited which are both listed on The Hong Kong Stock Exchange Limited. He is also currently a member of TDC Electronics/ Electrical Appliances Industry Advisory Committee, an Honorary Advisor of Hong Kong Critical Components Manufacturers Association, an honorary Chairman of Hong Kong Photographic and Optics Manufacturers Association, and a director of Hong Kong Chapter of Society for Information Displays (SID).

Dr Yan Sze Kwan, 58, is a Director of the Company with responsibility for overlooking operations and plant expansion. He has a Ph.D. in Physics from Massachusetts Institute of Technology and a postdoctoral from Wesleyan University, USA. From 1975 to 1987 he lectured firstly at Baptist College and subsequently at Hong Kong Polytechnic. He joined Varitronix in 1987 as Operations Manager and has been a Director since 1978.

Chung Shun Ming, 55, is a Director of the Company and General Manager of Varitronix Limited, the main production arm of the Group, responsible for production planning and marketing. He holds a B.Sc. in Electrical Engineering from the University of California, Berkeley. From 1970 to 1978 he worked for Tai Wo Electronics Co. before joining Varitronix in 1978.

Kwok Siu Kwan, 50, is the Technical Development Director of the Company. He graduated from Hong Kong University and subsequently gained an M.Phil in Electronics at the Chinese University of Hong Kong and worked for Microelectronics Ltd. and Ampex Ferrotec Ltd. before joining Varitronix in 1979.

Dr York Liao, 56, was the Managing Director of the Group overlooking mainly various aspects of planning, organisation and R&D. He obtained his Ph.D. in Applied Physics from Harvard University after graduating from California Institute of Technology. He co-founded Varitronix in 1978 together with Dr. Chang and six other associates and served as a Non-Executive Director until 1984 when he thereafter devoted all of his time to the Group. Since middle of 2001, he relinquished his executive role and became a non-executive director of the Company.

3. DETAILS OF DIRECTORS (continued)

James Lee Goon Nam, 61, was an Executive Director of the Company and had primary responsibility for project development. He holds an M.Sc.Eng. from the University of New South Wales and from 1966 to 1974 was with AWA Limited in Australia. He subsequently lectured in Electronics at the Chinese University of Hong Kong before joining Varitronix full time in 1986 but has been a Director of Varitronix since its establishment and a non-executive director since beginning of 2001.

Professor Charles Kao Kuen, 68, has been an independent Non-Executive Director of the Company since 1991. He is a member of the Audit Committee of the Company. He was the former Vice-Chancellor of the Chinese University of Hong Kong (October 87 – July 96). He gained a Ph.D. from the University of London and is a world renowned expert in telecommunications and fibre optics. Since his retirement from the University in 1996, he has become a consultant. He is the Chairman and CEO of his consulting company, ITX Services Limited.

Anthony Lui Chi Shing, 56, has been an independent Non-Executive Director of the Company since 1991. He is the Chairman of the Audit Committee of the Company. He is a Fellow of the Institute of Chartered Accountants in England and Wales, an Associate Member of the Institute of Taxation and an Associate Member of the Hong Kong Society of Accountants. He has been practising as an accountant in Hong Kong for 22 years and is the sole proprietor of the firm Milne Ross (Certified Public Accountants).

4. SENIOR MANAGEMENT'S PROFILES

The management executives of the Company during the financial year were as follows:

Hong Kong and China

Craig Masterton	Deputy Operations Officer
Patrick Pun	Financial Controller
Dr Y.K. Fung	Project Manager
K.P. Ho	Technical Manager/LCM R&D
Amy Hsu	Human Resources Manager

Malaysia

Dr Tom S.K. Seah	Chief Executive Officer, Varitronix (Malaysia) Sdn. Bhd.
Peter T.H. Chang	General Manager, Varitronix (Malaysia) Sdn. Bhd.

4. **SENIOR MANAGEMENT'S PROFILES** (continued)

The details of the management executives are as follows:

Craig Masterton, 54, is the Deputy Operations Officer of the Company. His primary responsibility for Manufacturing, Quality, Production and Material Control, Design Development, Process Engineering, and Purchasing. He has a M.Sc in Organizational Effectiveness from the University of New Haven and continued postgraduate studies in Organizational Effectiveness at Yale University. He has over 29 years of experience in various industries and was a consultant to companies in the international business environment for nine of those years.

Patrick Pun, 41, is the Financial Controller of the Group. Mr. Pun is a Chartered Management Accountant in U.K. and a Fellow of the Hong Kong Society of Accountants. Mr. Pun has over 18 years working experience with several multi-national companies, including Cable & Wireless and Commodore Electronics. Before joining the Group in 1997, Mr. Pun worked as the Group Financial Controller and Company Secretary of Kingboard Chemical Holdings Limited. He is currently the Vice Chairman of Industry and Technology Committee of the Hong Kong General Chamber of Commerce and a member of Committee on Technologist Training of the Vocational Training Council.

Dr Y.K. Fung, 47, is a Project Manager of the Group. After graduating from Ottawa University with a B.A.Sc. in Electrical Engineering in 1981, he worked for many years in the LCD industry both in this region and in the U.S.. Before joining the Group in 1995, he was with Kent States University from 1989 to 1994 working for his master and doctorate degrees in Physics.

K.P. Ho, 55, graduated from Hong Kong Polytechnic in 1973 with a Higher Certificate in Electrical Engineering and joined the Group in 1982. He is responsible for research and development of LCM products.

Amy Hsu, 47, is a Human Resources Manager of the group. She has over 20 years of extensive experience in all aspects of human resources management from diversified fields and with several multi-national companies working in HK, PRC, Canada & Taiwan before joining the Company. She graduated from Kingston University in UK and has been certified as HR Professional of Ontario (CHRP), MIPM in UK, and also members of various distinguished professional bodies such as Business British Graduate Society (UK), HK Society of Training & Development and Institute of Human Resources Management in HK.

Dr Tom S.K. Seah, 52, is the Chief Executive Officer and a Director of Varitronix (Malaysia) Sdn. Bhd.. Immediately after he gained his doctorate in Theoretical Physics from University of North Carolina in 1975, he did his military service as an Artillary Officer in the Singapore Armed Forces until 1978. He then joined Printed Circuits International Ltd. (Singapore) as Project Engineer and left in 1981 as Product Director responsible for the entire LCD Division. From 1981 till 1996, he held various positions in Donnelly Corporation (USA) as Applied Research Manager, Technical Director and finally General Manager of a subsidiary of Donnelly in Yantai of China. He joined Varitronix (Malaysia) Sdn. Bhd. in July 1996.

4. SENIOR MANAGEMENT'S PROFILES (continued)

Peter T.H. Chang, 52, is the General Manager of Varitronix (Malaysia) Sdn. Bhd.. He graduated from the University of Birmingham in 1975 with an M.Sc. and worked for National Semiconductor Corp. for three years as a QA Engineering Manager followed by working as General Manager in several other corporations in Malaysia. He joined Varitronix in 1992.

5. STAFF RETIREMENT SCHEMES

A subsidiary of the Company, Varitronix Limited, operates a defined contribution retirement scheme, whose assets are separate from the Group. The scheme is formally established under trust and is approved by the Inland Revenue Department under Section 87A of the Inland Revenue Ordinance. Both the employer and the employee are required to contribute 5% of the employee's basic monthly salary to the scheme.

The total retirement scheme cost charged to the Income Statement for the year was HK$6,188,000 (2000: HK$3,675,000). Charges to administer the scheme are deducted from the employer's contributions. Forfeited contributions are used by the employer to offset against future contributions. The amount so utilised during the year was HK$1,552,000 (2000: HK$382,000) and no balance (2000: Nil) was available for such use at 31 December 2001.

With effect from 1 December 2000, the Group also operates a MPF Scheme which was compulsory as enforced by The Mandatory Provident Fund Schemes Authority of Hong Kong. The existing retirement scheme will be a Top-Up ORSO scheme. The MPF Scheme is a defined contribution retirement benefit scheme administrated by independent trustees. The employer and the employee have to contribute in total an amount equal to 10% of the relevant income of the employee to the MPF Scheme. Contributions from employer are 100% vested in the employees accounts as soon as they are paid to the relevant MPF Scheme but all benefits derived from the mandatory contributions must be preserved until the employee reaches the retirement age of 65 subject to a few exceptions. The vesting for retirement scheme will remain unchanged.

Varitronix (Malaysia) Sdn. Bhd. operates a staff provident fund scheme under the Employees Provident Fund Act 1951. The employer and employee are required to contribute a certain percentage of the employee's basic monthly salary according to the Act. The total employer's contributions charged to the Income Statement for the year was HK$2,193,000 (2000: HK$3,309,000).

The directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the Group are the design, manufacture and sale of liquid crystal displays and related products.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 26 on the financial statements.

SUBSIDIARIES

Particulars of the Company's subsidiaries at 31 December 2001 are set out in note 14 on the financial statements.

FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2001 and the state of the Company's and the Group's affairs at that date are set out in the financial statements on pages 23 to 64.

An interim dividend of 6.5 cents per share (2000: 15 cents per share) was paid on 23 November 2001. The directors now recommend the payment of a special dividend of 4.0 cents per share (2000: Nil) and a final dividend of 2.5 cents per share (2000: 18 cents per share) in respect of the year ended 31 December 2001.

SHARE CAPITAL

Details of the movements in share capital of the Company during the year are set out in note 24 on the financial statements. Shares were issued during the year as consideration for the acquisition of additional interests in a subsidiary. Shares were also issued on the exercise of share options and as a result of scrip dividends.

CHARITABLE DONATIONS

Donations made by the Group during the year amounted to HK$332,000 (2000: HK$1,954,000).

FIXED ASSETS

Movements in fixed assets during the year are set out in note 12 on the financial statements.

DIRECTORS

The Directors during the financial year and up to the date of this report were:

Dr Chang Chu Cheng, Chairman
Dr Yan Sze Kwan
Chung Shun Ming
Kwok Siu Kwan
Dr York Liao*
James Lee Goon Nam*
Professor Charles Kao Kuen**
Anthony Lui Chi Shing**

* Non-Executive Directors

** Independent Non-Executive Directors

In accordance with the Bye-laws of the Company, Dr York Liao and Anthony Lui Chi Shing shall retire from office by rotation and, are eligible for re-election at the forthcoming annual general meeting.

DIRECTORS' INTERESTS IN SHARES

The Directors who held office at 31 December 2001 had the following interests in the issued share capital of the Company and its subsidiaries at that date as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"):

(a) Interests in the Company

	Shares of HK$0.25 each		
	Personal interests	**Family interests**	**Corporate interests**
Varitronix International Limited			
Dr Chang Chu Cheng	20,897	–	68,272,268 (note 1)
Dr Yan Sze Kwan	10,371,072	–	–
Chung Shun Ming	4,331,036	–	–
Kwok Siu Kwan	2,112,959	–	–
Dr York Liao	33,575,066	1,129,857	–
James Lee Goon Nam	–	–	4,124,072 (note 2)

Notes:

1. A family trust of Dr Chang Chu Cheng and his wife, Madam Iling Sieh, is the beneficial owner of the issued share capital of Colville Group Limited which holds 68,272,268 shares of the Company.

2. Mr James Lee Goon Nam is the sole beneficial owner of the entire share capital of Pressman Holdings Limited which holds 4,124,072 shares of the Company.

DIRECTORS' INTERESTS IN SHARES (continued)

(b) **Interests in subsidiaries**

	Non-voting deferred shares of HK$1,000 each in Varitronix Limited	Non-voting deferred shares of HK$100 each in Polysources Properties Limited
Dr Chang Chu Cheng	960	78
Dr Yan Sze Kwan	123	10
Chung Shun Ming*	50	8
Kwok Siu Kwan	50	4
Dr York Liao	492	40
James Lee Goon Nam	123	10
	1,798	150

* Mr Chung Shun Ming holds 4 non-voting deferred shares in Polysources Properties Limited in trust for all non-voting deferred shareholders of that company.

DIRECTORS' SERVICE CONTRACTS

Drs Chang Chu Cheng and Yan Sze Kwan and Messrs Chung Shun Ming and Kwok Siu Kwan have entered into management agreements with the Company which may be terminated by either party to the agreements at three months' notice.

Non-Executive Directors are appointed for a period up to 31 December 2002 or such other date as agreed by the Non-Executive Directors and the Company.

No Director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company, or any of its subsidiaries was a party, in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SHARE OPTION SCHEMES

The Company had a Share Option Scheme ("Old Scheme") for the employees of the Group which was adopted on 6 June 1991, subsequently amended on 8 June 1999 and expired on 5 June 2001. The options are exercisable for a period of ten years following the date of grant. No option has been granted to or exercised by any director or employee under the Old Scheme during the year.

A new Share Option Scheme of the Company ("New Scheme") was adopted on 22 June 2001 as an incentive to the Group's employees. The directors of the Company are authorised, at their discretion, to invite any employee or director, including executive and non-executive directors of any company in the Group, to take up options to subscribe for shares at a price determined by the board and notified to each grantee and which will not be less than 80 percent of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") on the five trading days immediately preceding the date of offer of the option granted to such grantee or the nominal value of the shares, whichever is higher. The maximum entitlement of each employee is 25% of the aggregate of all shares subject to the Scheme. The options are exercisable for a period of up to ten years following the date of grant.

The maximum number of shares in respect of which options may be granted (together with options exercised and options then outstanding) under the New Scheme may not exceed 10 percent of the issued share capital of the Company, excluding any shares issued on exercise of options from time to time. The New Scheme will remain in force until 21 June 2006.

The share options granted are not recognised in the financial statements until they are exercised. The weighted average value per option granted in 2001 estimated at 30 August 2001, the date of grant, using the Black-Scholes pricing model was HK$2.71. The weighted average assumptions used are as follows:

	2001
Risk-free interest rate	5.72%
Expected life (in years)	10
Volatility	57.52

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Apart from the foregoing, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SHARE OPTION SCHEMES (continued)

	Date granted	Number of options at 1 January 2001	Granted during the year	Options lapsed during the year	Options cancelled during the year
Director					
Kwok Siu Kwan	1 January 1997	400,000	–	(400,000)	–
	1 January 1998	400,000	–	–	–
	9 June 1999	150,000	–	–	–
Employees	1 January 1997	518,500	–	(473,500)	(45,000)
	1 January 1998	1,204,000	–	(10,000)	(54,500)
	9 June 1999	492,750	–	–	(20,000)
	1 June 2000	827,000	–	–	(47,000)
	30 August 2001	–	1,033,000	–	(30,000)
		3,992,250	1,033,000	(883,500)	(196,500)

Notes:

1. The total number of shares available for issue under the Share Option Schemes at 31 December 2001 represents 1.25% of the issued share capital of the Company at that date.

2. The consideration paid by each employee for the options granted was HK$1.

3. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$5.07.

Options exercised during the year (Note 3)	Number of options at 31 December 2001	Exercisable period	Price per share to be paid on exercise of option	Market value per share at date of grant of options
–	–	1 January 1999 to 31 December 2001	11.40	14.00
–	400,000	1 January 2000 to 31 December 2002	10.55	13.20
–	150,000	9 July 1999 to 8 July 2009	10.90	15.00
–	–	1 January 1999 to 31 December 2001	11.40	14.00
–	1,139,500	1 January 2000 to 31 December 2002	10.55	13.20
–	472,750	9 July 1999 to 8 July 2009	10.90	15.00
–	780,000	1 July 2000 to 30 June 2010	11.30	13.40
(153,000)	850,000	30 August 2001 to 29 August 2011	3.06	3.68
(153,000)	3,792,250			

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

Other than Directors of the Company, no person or corporation had any interest in the share capital of the Company as recorded in the registers required to be kept under Section 16(1) of the SDI Ordinance.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws and the law in Bermuda.

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

Particulars of bank loans, overdrafts and other borrowings of the Group at 31 December 2001 are set out in notes 21 and 23 on the financial statements.

PROPERTIES

Particulars of the properties held by the Group are shown on pages 66 and 67 of the annual report.

FIVE YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group for the last five financial years is set out on page 65 of the annual report.

CONNECTED TRANSACTIONS

It was announced on 24 April 2001 that Varitronix (B.V.I.) Limited, a wholly-owned subsidiary of the Company had conditionally agreed to acquire the remaining minority interests in Varitronix (Malaysia) Sdn. Bhd., being the Company's subsidiary in Malaysia, in consideration of which the Company issued an aggregate of 7,112,313 shares of the Company. This transaction was approved at a special general meeting on 22 June 2001.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company repurchased 100,000 shares of the Company through the Stock Exchange during July 2001 at prices ranging between HK$3.625 and HK$3.675 per share for an aggregate price of HK$365,000. All the shares were cancelled upon repurchase and accordingly the issued share capital was reduced by the nominal value of these shares. The premium on repurchase was charged to share premium.

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2001.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out by the Stock Exchange in Appendix 14 to the Listing Rules.

AUDITORS

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company will be proposed at the forthcoming annual general meeting.

By order of the board

Peter Lo Chi Lik
Secretary

Hong Kong, 18 April 2002

Auditors' report to the shareholders of
Varitronix International Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 23 to 64 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 18 April 2002

Consolidated Income Statement

	Note	2001 $'000	2000 $'000
Turnover	3	**1,042,004**	1,254,629
Other revenue	4	**23,439**	42,560
Other net income	4	**7,526**	11,683
Change in inventories of finished goods and work in progress		**(51,510)**	63,665
Raw material and consumables used		**(441,919)**	(756,611)
Write off of inventories	5	**(42,774)**	–
Staff costs		**(221,559)**	(187,977)
Depreciation		**(89,947)**	(77,218)
Other operating expenses		**(180,511)**	(134,845)
Profit from operations		**44,749**	215,886
Finance cost	6(a)	**(2,901)**	(1,382)
Share of profit of associate		**5,735**	1,871
Profit from ordinary activities before taxation	6	**47,583**	216,375
Taxation	8(a)	**(13,749)**	(9,887)
Profit from ordinary activities after taxation		**33,834**	206,488
Minority interests		**10,803**	(6,145)
Profit attributable to shareholders	9	**44,637**	200,343
Dividends attributable to the year	10	**(38,811)**	(97,511)
Earnings per share			
Basic	11	**15 cents**	69 cents
Diluted	11	**15 cents**	69 cents

The notes on pages 32 to 64 form part of these financial statements.

Consolidated Statement of Recognised Gains and Losses

	Note	2001 $'000	2000 $'000
Deficit on revaluation of non-trading securities	25	(11,552)	(8,677)
Exchange differences on translation of the financial statements of foreign entities	25	(155)	(1,200)
Net losses not recognised in the income statement		(11,707)	(9,877)
Profit for the year		44,637	200,343
Revaluation deficit/(surplus) transferred to the income statement on disposal of non-trading securities	25	700	(3,871)
Total recognised gains and losses		33,630	186,595
Movement of goodwill taken directly to reserves	25	–	(48,468)
		33,630	138,127

The notes on pages 32 to 64 form part of these financial statements.

Consolidated Balance Sheet

	Note	2001 $'000	2001 $'000	2000 $'000	2000 $'000 (restated)
Non-current assets					
Fixed assets	12		393,658		385,288
Goodwill	13		33,386		–
Interest in associate	15		19,276		21,241
Non-trading securities	16		227,861		250,486
			674,181		657,015
Current assets					
Trading securities	17	81,020		66,425	
Inventories	18	213,235		360,820	
Trade and other receivables	19	252,998		367,418	
Cash and cash equivalents	20	368,578		192,297	
		915,831		986,960	
Current liabilities					
Bank loans and overdrafts	21	39,924		21,412	
Bills payable	22	2,169		6,264	
Trade and other payables	22	152,194		241,128	
Taxation	8(b)	25,729		21,806	
		220,016		290,610	
Net current assets			695,815		696,350
Total assets less current liabilities			1,369,996		1,353,365
Non-current liabilities					
Bank loans	21		21,324		–
Convertible notes	23		31,200		31,200
Minority interests			22,265		27,349
NET ASSETS			1,295,207		1,294,816
CAPITAL AND RESERVES					
Share capital	24		75,619		73,040
Reserves	25		1,219,588		1,221,776
			1,295,207		1,294,816

Approved and authorised for issue by the board of directors on 18 April 2002.

Dr Chang Chu Cheng
Director

Dr Yan Sze Kwan
Director

Balance Sheet

(Expressed in Hong Kong dollars)

	Note	2001 $'000	2001 $'000	2000 $'000	2000 $'000 (restated)
Non-current assets					
Interest in subsidiaries	*14*		**859,065**		839,194
Current assets					
Trade and other receivables		**219**		145	
Tax recoverable	*8(b)*	**8**		–	
Cash and cash equivalents	*20*	**687**		159	
		914		304	
Current liabilities					
Trade and other payables		**4,904**		2,553	
Taxation	*8(b)*	–		79	
		4,904		2,632	
Net current liabilities			**(3,990)**		(2,328)
NET ASSETS			**855,075**		836,866
CAPITAL AND RESERVES					
Share capital	*24*		**75,619**		73,040
Reserves	*25*		**779,456**		763,826
			855,075		836,866

Approved and authorised for issue by the board of directors on 18 April 2002.

Dr Chang Chu Cheng
Director

Dr Yan Sze Kwan
Director

The notes on pages 32 to 64 form part of these financial statements.

Consolidated Cash Flow Statement

	Note	2001 $'000	2001 $'000	2000 $'000	2000 $'000
Net cash inflow from operating activities	a		**277,724**		89,173
Returns on investments and servicing of finance					
Dividends received		**206**		486	
Interest received		**20,412**		36,029	
Interest paid		**(2,901)**		(1,377)	
Dividends paid		**(58,051)**		(333,800)	
Dividends paid to minority shareholders		**(3,016)**		(3,017)	
Net cash outflow from returns on investments and servicing of finance			**(43,350)**		(301,679)
Taxation					
Hong Kong profits tax paid		**(66)**		(10,717)	
Overseas tax paid		**(9,760)**		(7,207)	
Tax paid			**(9,826)**		(17,924)
Investing activities					
Proceeds from disposal of fixed assets		**349**		156	
Payment for purchase of fixed assets		**(98,867)**		(128,341)	
Proceeds from disposal of non-trading securities		**103,446**		200,522	
Purchase of non-trading securities		**(92,367)**		(171,151)	
Increased investment in associate		**–**		(11,628)	
Net cash outflow from investing activities			**(87,439)**		(110,442)
Net cash inflow/(outflow) before financing carried forward			**137,109**		(340,872)

	Note	2001 $'000	2001 $'000	2000 $'000	2000 $'000
Net cash inflow/(outflow) before financing brought forward			**137,109**		(340,872)
Financing					
New bank loans	*b*	**30,423**		–	
Repayment of bank loans	*b*	–		(3,930)	
Proceeds on issue of shares	*b*	**462**		15,887	
Repurchase of own shares	*b*	**(365)**		(3,769)	
Capital contribution by minority shareholder	*b*	–		3,605	
Net cash inflow from financing			**30,520**		11,793
Increase/(decrease) in cash and cash equivalents			**167,629**		(329,079)
Effect of foreign exchange rates			**(761)**		(535)
Cash and cash equivalents at 1 January			**180,908**		510,522
Cash and cash equivalents at 31 December	*c*		**347,776**		180,908

The notes on pages 32 to 64 form part of these financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a *Reconciliation of operating profit to net cash inflow from operating activities*

	2001 $'000	2000 $'000
Operating profit	44,749	215,886
Interest income	(20,291)	(37,246)
Dividend income	(206)	(486)
Realised losses/(gains) on disposal of non-trading securities	693	(3,941)
Depreciation of fixed assets	89,947	77,218
Amortisation of goodwill	254	–
Loss/(profit) on disposal of fixed assets	48	(122)
Effect of foreign exchange differences	442	(47)
Decrease in amount due from associate	7,797	12,723
(Increase)/decrease in trading securities	(14,595)	2,546
Decrease/(increase) in inventories	147,585	(147,880)
Decrease/(increase) in trade and other receivables	114,330	(116,447)
(Decrease)/increase in bills payable	(4,095)	3,647
(Decrease)/increase in trade and other payables	(88,934)	83,322
Net cash inflow from operating activities	277,724	89,173

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

b *Analysis of changes in financing during the year*

	Bank loans $'000	Minority interests $'000	Share capital (including share premium) $'000	Convertible notes $'000
At 1 January 2000	13,953	29,556	566,355	5,533
Net cash (outflow)/inflow from financing	(3,930)	–	12,118	–
Capital contribution by minority shareholder	–	3,605	–	–
Dividend paid to minority interests	–	(3,017)	–	–
Amortisation of finance costs	–	–	–	5
Attributable profits	–	6,145	–	–
Shares issued as purchase consideration for shares in subsidiaries	–	(8,925)	26,193	31,200
Conversion of notes	–	–	5,538	(5,538)
Effect of foreign exchange differences	–	(15)	–	–
At 31 December 2000	10,023	27,349	610,204	31,200
At 1 January 2001	10,023	27,349	610,204	31,200
Net cash inflow from financing	30,423	–	97	–
Dividend paid to minority interests	–	(3,016)	–	–
Attributable losses	–	(10,803)	–	–
Shares issued for non-cash consideration *(note d)*	–	–	38,391	–
Acquisition of minority interests	–	8,681	–	–
Effect of foreign exchange differences	–	54	–	–
At 31 December 2001	40,446	22,265	648,692	31,200

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

c *Analysis of cash and cash equivalents*

	2001	2000
	$'000	*$'000*
Deposits with banks and other financial institutions	**291,994**	95,168
Cash at bank and in hand	**76,584**	97,129
Bank loans and overdrafts	**(20,802)**	(11,389)
	347,776	180,908

d *Major non-cash transactions*

During the year, shares were issued as consideration for the acquisition of additional interests in a subsidiary and as a result of scrip dividends. The issue of these shares represents non-cash transactions.

1 SIGNIFICANT ACCOUNTING POLICIES

(a) *Statement of compliance*

These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) *Basis of preparation of the financial statements*

The measurement basis used in the preparation of the financial statements is historical cost modified by the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) *Subsidiaries*

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

An investment in a subsidiary is consolidated into the consolidated financial statements, unless a subsidiary is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in accordance with the policy for investments in securities set out in note 1(h) below.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses (see note 1(g)).

1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement reflects the Group's share of the post-acquisition results of the associates for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e) and impairment losses (see note 1(g)).

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of subsidiaries:

– for acquisitions before 1 January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(g)); and

– for acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(g)).

Amortisation of positive goodwill is on a straight-line basis over an estimated useful life of 20 years.

(f) Fixed assets

(i) Fixed assets are stated at cost less accumulated depreciation and impairment losses (see note 1(g)).

(ii) Land and buildings

No amortisation is provided on freehold land. Leasehold land is amortised on a straight line basis over the unexpired terms of the leases or 50 years, whichever is the lesser. Buildings are depreciated on a straight line basis over their anticipated useful lives of 40 years.

1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) *Fixed assets (continued)*

(iii) Other fixed assets

Depreciation is calculated to write off the cost of other fixed assets over their anticipated useful lives on a straight line basis as follows:

Plant and machinery	4 years
Tools and equipment	5 years
Others	2 to 5 years

(iv) Disposal of fixed assets

Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal.

(g) ***Impairment of assets***

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

– property, plant and equipment;

– investments in subsidiaries and associates; and

– positive goodwill (whether taken initially to reserves or recognised as an asset).

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) *Impairment of assets (continued)*

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(h) *Investments in securities*

The Group's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Non-trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the income statement.

(ii) Transfers from the investment revaluation reserve to the income statement as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the income statement as they arise.

(iv) Profits or losses on disposal of investments in securities are accounted for in the income statement as they arise. In the case of non-trading securities, the profit or loss includes any amount previously held in the investment revaluation reserve in respect of that security.

1 **SIGNIFICANT ACCOUNTING POLICIES** (continued)

(i) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the first-in first-out method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(j) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired. For the purposes of the cash flow statement, cash equivalents would also include bank overdrafts and advances from banks repayable within three months from the date of the advance.

(k) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

(i) Revenue arising from the sale of goods is recognised on delivery of goods to customers which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added or other sales taxes and is after deduction of returns and any trade discounts.

(ii) Interest income from bank deposits and debt securities is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(iii) Income from other securities is recognised when the Company's right to receive such income is established.

1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Retirement scheme costs

The Group operates defined contribution retirement schemes in Hong Kong. Subsidiaries outside Hong Kong contribute to appropriate local retirement arrangements for their staff. The cost of providing retirement benefits is charged to income statement as incurred.

(m) Operating leases

Rentals payable and receivable under operating leases are accounted for in the income statement on a straight-line basis over the periods of the respective leases.

(n) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(o) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies and the financial statements of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses on foreign currency translation are dealt with in the income statement , except for those arising from the translation at closing rates of the net investment in foreign subsidiaries and associates, which are taken directly to exchange fluctuation reserve.

(p) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

1 SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

2 CHANGE IN ACCOUNTING POLICIES

(i) Dividends

In prior years, dividends proposed or declared were recognised as a liability in the accounting period to which they related. With effect from 1 January 2001, in order to comply with Statement of Standard Accounting Practice 9 (revised) "Events after the balance sheet date", issued by the Hong Kong Society of Accountants, the Group recognises dividends proposed or declared as a liability in the accounting period in which they are declared by the Directors (in the case of interim dividends) or approved by the shareholders (in the case of final dividends). Consequently, dividend income from subsidiaries is recognised as income in the Company's income statement in the accounting period in which they are declared (in the case of interim dividends) or approved by the shareholders (in the case of final dividends).

(Expressed in Hong Kong dollars)

2 CHANGE IN ACCOUNTING POLICIES (continued)

(i) Dividends (continued)

As a result of the new accounting policy, the Group's net assets as at the year end have been increased by $19,673,000 (2000: $52,589,000). There is no impact on the Group's profit attributable to shareholders for the periods presented. The new accounting policy has been adopted retrospectively, with the opening balances of retained profits and the comparative information adjusted for the amounts relating to prior periods.

(ii) Goodwill

In prior years, positive or negative goodwill arising on acquisition of subsidiaries was eliminated against reserves or was credited to a capital reserve respectively. With effect from 1 January 2001, in order to comply with Statement of Standard Accounting Practice 30 ("SSAP 30") "Business combinations", issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for goodwill as set out in note 1(e).

As a result of the new accounting policy, the Group's profit for the year has been decreased by $254,000 (2000: $Nil) and the net assets as at the year end have been increased by $33,386,000 (2000: $Nil).

The Group has taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 with the effect that the new accounting policy has been adopted prospectively and no adjustments have been made to the opening balance of retained profits and reserves and comparative information.

3 TURNOVER

The principal activity of the Company is investment holding. The principal activities of the Group are the design, manufacture and sale of liquid crystal displays and related products.

Turnover represents the invoiced value of goods supplied to customers by the Group less returns and discounts.

4 INCOME

	2001	2000
	$'000	*$'000*
Other revenue		
Dividend income from listed equity securities	**206**	295
Interest income from listed debt securities	**11,268**	17,617
Interest income from unlisted debt securities	**273**	1,300
Income from listed investment funds	**43**	191
Interest income from unlisted investment funds	**1,033**	525
Other interest income	**7,674**	17,804
Rental under operating leases	**1,493**	772
Other income	**1,449**	4,056
	23,439	42,560
Other net income		
(Loss)/profit on disposal of fixed assets	**(48)**	122
Realised (losses)/gains on disposal of non-trading securities	**(693)**	3,941
Realised and unrealised losses on trading securities	**(5,784)**	(5,446)
Exchange gain	**14,051**	13,066
	7,526	11,683

5 WRITE OFF OF INVENTORIES

During the year the Group has fully written off work in progress and finished goods inventories amounting to $42,774,000.

6 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging:

	2001	2000
	$'000	$'000
(a) Finance cost:		
Interest on bank advances and other borrowings repayable within five years	1,030	890
Interest on convertible notes	1,871	487
Amortisation of finance costs	–	5
	2,901	1,382
(b) Other items:		
Cost of inventories	737,181	855,539
Retirement scheme costs	8,381	7,045
Auditors' remuneration	1,339	1,230
Research and development costs	38,142	42,642
Rental charges under operating leases	3,120	1,387
Exchange loss	3,137	5,548

7 DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2001	2000
	$'000	$'000
Fees	400	140
Salaries and other emoluments	8,318	9,083
Retirement scheme contributions	224	177
Discretionary and performance related bonuses	3,257	14,223
	12,199	23,623

Fees in respect of independent non-executive directors for the year ended 31 December 2001 amounted to $400,000 (2000: $140,000).

7 DIRECTORS' REMUNERATION (continued)

Certain directors were granted share options in 1999 and prior years under the Company's Share Option Scheme. The details of these benefits in kind are disclosed under the paragraph "Share Option Schemes" in the Directors' Report.

The Directors' remuneration, which includes the five highest individuals' remuneration, fell within the following ranges:

	Number of Directors	
	2001	2000
$0 - $1,000,000	**3**	2
$1,500,001 - $2,000,000	**2**	–
$2,000,001 - $2,500,000	**2**	–
$3,000,001 - $3,500,000	**1**	3
$3,500,001 - $4,000,000	**–**	1
$4,000,001 - $4,500,000	**–**	1
$5,000,001 - $5,500,000	**–**	1

8 TAXATION

(a) Taxation in the consolidated income statement represents:

	2001	2000
	$'000	*$'000*
Provision for Hong Kong Profits Tax for the year	**5,248**	4,678
Under/(over) provision in respect of prior years	**2,688**	(1,368)
	7,936	3,310
Overseas tax	**5,813**	6,577
	13,749	9,887

The provision for Hong Kong Profits Tax is calculated at 16% (2000: 16%) of the estimated assessable profits for the year ended 31 December 2001. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

8 TAXATION (continued)

(b) Taxation in the balance sheet represents:

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Provision for Hong Kong Profits Tax for the year	**5,248**	4,678	**–**	91
Provisional Profits Tax paid	**(243)**	(11,582)	**(49)**	(12)
Balance of Profits Tax provision relating to prior years	**21,552**	25,591	**41**	–
Overseas tax	**(828)**	3,119	**–**	–
	25,729	21,806	**(8)**	79

(c) No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

9 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes a profit of $51,448,000 (2000 (restated): $332,403,000) which has been dealt with in the financial statements of the Company.

10 DIVIDENDS

(a) Dividends attributable to the year

	2001	2000
	$'000	*$'000*
Additional special and final dividend of last year on exercised share options and converted convertible notes	**–**	1,099
Interim dividend declared and paid of 6.5 cents (2000: 15 cents) per share	**19,138**	43,823
Special dividend proposed after the balance sheet date of 4.0 cents (2000: Nil) per share	**12,106**	–
Final dividend proposed after the balance sheet date of 2.5 cents (2000: 18 cents) per share	**7,567**	52,589
	38,811	97,511

The final dividend in respect of the year ended 31 December 2000 and dividends in respect of the year ended 31 December 2001 are scrip dividends with a cash option.

The special and final dividends proposed after the balance sheet date have not been recognised as a liability at the balance sheet date.

10 DIVIDENDS (continued)

(b) *Dividends attributable to the previous financial year, approved and paid during the year*

	2001 **$'000**	2000 $'000
Final dividend in respect of the previous financial year, approved and paid during the year, of 18 cents (2000: 45 cents per share)	**52,589**	129,995
Special dividend in respect of the previous financial year, approved and paid during the year, of nil cent (2000: 55 cents per share)	–	158,883
	52,589	288,878

11 EARNINGS PER SHARE

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to shareholders of $44,637,000 (2000: $200,343,000) and on the weighted average of 293,623,077 shares (2000: 290,290,205 shares) in issue during the year.

(b) *Diluted earnings per share*

The calculation of diluted earnings per share is based on the adjusted profit attributable to shareholders of $44,637,000 (2000: $200,801,000) and the weighted average number of shares of 293,761,748 shares (2000: 292,174,290 shares) after adjusting for the effects of all dilutive potential shares.

(c) *Reconciliations*

	2001 **Number of shares**	2000 Number of shares
Weighted average number of shares used in calculating basic earnings per share	**293,623,077**	290,290,205
Deemed issue of shares for no consideration arising from share options	**138,671**	1,092,908
Deemed issue of shares from convertible notes	–	791,177
Weighted average number of shares used in calculating diluted earnings per share	**293,761,748**	292,174,290

	2001 **Earnings** **$'000**	2000 Earnings $'000
Net profit attributable to shareholders	**44,637**	200,343
Interest saved as the convertible notes converted	–	458
Adjusted profit attributable to shareholders used in calculating diluted earnings per share	**44,637**	200,801

12 FIXED ASSETS

The Group

	Land and buildings $'000	Plant, machinery, tools and equipment $'000	Others $'000	Total $'000
Cost:				
At 1 January 2001	271,825	341,955	149,274	763,054
Exchange adjustment	114	12	169	295
Additions	22,095	56,537	19,961	98,593
Transfer	6,466	–	(6,466)	–
Disposals	–	(194)	(815)	(1,009)
At 31 December 2001	**300,500**	**398,310**	**162,123**	**860,933**
Aggregate depreciation:				
At 1 January 2001	34,561	241,925	101,280	377,766
Exchange adjustment	7	25	142	174
Charge for the year	11,343	58,374	20,230	89,947
Written back on disposals	–	(194)	(418)	(612)
At 31 December 2001	**45,911**	**300,130**	**121,234**	**467,275**
Net book value:				
At 31 December 2001	**254,589**	**98,180**	**40,889**	**393,658**
At 31 December 2000	237,264	100,030	47,994	385,288

Other fixed assets comprise mainly leasehold improvements, furniture, fixtures, office equipment and motor vehicles.

12 FIXED ASSETS (continued)

The analysis of the net book value of properties is as follows:

	2001	2000
	$'000	*$'000*
In Hong Kong		
- under medium term leases	**168,532**	178,572
Outside Hong Kong		
- freehold	**557**	567
- under long term leases	**70,486**	42,709
- under medium term leases	**4,070**	4,172
- no specified lease term	**10,944**	11,244
	86,057	58,692
	254,589	237,264

The gross amount of fixed assets of the Group held for use in operating leases was $20,573,000 (2000: $5,837,000), the related accumulated depreciation was $1,608,000 (2000: $658,000) at 31 December 2001 and the depreciation charge for the year was $166,000 (2000: $10,000).

13 GOODWILL

	$'000
Cost:	
At 1 January 2001	–
Addition through acquisition of interest in subsidiary	33,640
At 31 December 2001	**33,640**
Accumulated amortisation:	
At 1 January 2001	–
Amortisation for the year	(254)
At 31 December 2001	**(254)**
Carrying amount:	
At 31 December 2001	**33,386**
At 31 December 2000	-

14 INTEREST IN SUBSIDIARIES

	2001	2000
	$'000	*$'000*
Unlisted shares, at cost	**101,453**	101,453
Amounts due from subsidiaries	**757,612**	737,741
	859,065	839,194

All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements.

(Expressed in Hong Kong dollars)

14 INTEREST IN SUBSIDIARIES (continued)

Details of these subsidiaries are as follows:

Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
Varitronix (B.V.I.) Limited	British Virgin Islands/ Hong Kong	18,480 ordinary shares of US$1 each	100%	–	Investment holding
Varintelligent (BVI) Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	–	Holding and licensing of trademarks
Vogue Industries Limited	British Virgin Islands/ Hong Kong	100 ordinary shares of US$1 each	100%	–	Investment holding
Varitronix Limited	Hong Kong	2 ordinary shares of $1,000 each 1,848 non-voting deferred ordinary shares of $1,000 each	–	100%	Design, manufacture and sale of liquid crystal displays and related products
* Varitronix (Malaysia) Sdn. Bhd.	Malaysia	38,000,000 ordinary shares of Myr$1 each	–	100%	Design, manufacture and sale of liquid crystal displays and related products
#* Varitronix (Heyuan) Co. Ltd.	The People's Republic of China	Rmb43,470,000	–	80%	Manufacture of liquid crystal displays and related products
* Varitronix Manufacturing (BVI) Limited	British Virgin Islands/The People's Republic of China	100 ordinary shares of US$1 each	–	100%	Subcontract and operate production plant in the People's Republic of China

(Expressed in Hong Kong dollars)

14 INTEREST IN SUBSIDIARIES (continued)

Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
* Varitronix (Singapore) Pte Ltd.	Singapore	200,000 ordinary shares of SGD 1 each	–	100%	Research development centre
* Varitronix (U.K.) Limited	United Kingdom	100 ordinary shares of £10 each	–	100%	Marketing and sales consultants
* VL Electronics, Inc.	United States	5,000 common stock of US$10 each	–	100%	Marketing and sales consultants
* Varitronix (Canada) Limited	Canada	100 ordinary shares of C$1 each	–	100%	Marketing and sales consultants
* Varitronix Italia, s.r.l.	Italy	25,000 ordinary shares of ITL 1,000 each	–	100%	Marketing and sales consultants
* Varitronix GmbH	Germany	100,000 shares of DM 1 each	–	60%	Marketing and sales consultants
Varitronix (France) SAS	France	2,500 ordinary shares of FF 100 each	–	100%	Marketing and sales consultants
#* Varitronix Pengyuan Limited	The People's Republic of China	Rmb8,000,000	–	51%	Marketing and sales consultants
Link Score Investment Limited	Hong Kong	100 ordinary shares of $1 each	–	100%	Property investment and investment holding

(Expressed in Hong Kong dollars)

14 INTEREST IN SUBSIDIARIES (continued)

Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
Polysources Properties Limited	Hong Kong	2 ordinary shares of $100 each 154 non-voting deferred ordinary shares of $100 each	–	100%	Property investment
* Starel Trading Limited	Republic of Cyprus/United Kingdom	1,000 shares of Cyprus £1 each	–	100%	Property investment
* Quest Industries Limited	British Virgin Islands/The People's Republic of China	100 ordinary shares of US$1 each	–	100%	Property investment
* Cadac Electronic (M) Sdn. Bhd.	Malaysia	276,002 ordinary shares of Myr$1 each	–	100%	Property investment
Varitronix Investment Limited	British Virgin Islands/ Hong Kong	5,000 ordinary shares of US$1 each	–	100%	Investment holding
Varitronix Agencies Limited	British Virgin Islands/ Hong Kong	50,000 shares of US$1 each	–	100%	Investment holding
* Varitronix Marketing Limited	British Virgin Islands/ United Kingdom	1,000 shares of US$1 each	–	100%	Investment holding

(Expressed in Hong Kong dollars)

14 INTEREST IN SUBSIDIARIES (continued)

Name of company	Place of incorporation/ operation	Particulars of issued/registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
* Mcalpine Management Limited	British Virgin Islands/ United Kingdom	1,000 shares of US$1 each	–	100%	Investment holding
Varitronix Finance Limited	British Virgin Islands/ Hong Kong	100 ordinary shares of US$1 each	–	100%	Provision of financial co-ordination services for group companies and holding of trading securities
* Varitronix Marketing (China) Limited	British Virgin Island/ The People's Republic of China	1 share of US$1	–	100%	Investment holding
* Varitronix (Shenzhen) Limited	British Virgin Island/ The People's Republic of China	1 share of US$1	–	100%	Investment holding
Varitronix Video Limited	Hong Kong	100,000 ordinary shares of $1 each	–	100%	Dormant
#* Varitronix Display Technology (Shenzhen) Limited	The People's Republic of China	Rmb18,675,415	–	100%	Not yet commenced business

* Companies not audited by KPMG. The financial statements of the subsidiaries not audited by KPMG reflect total assets and total turnover constituting approximately 26% (2000: 27%) and 32% (2000: 40%) respectively of the related consolidated totals.

# Name of company	Type of legal entity
Varitronix (Heyuan) Co. Ltd.	Sino – foreign co-operative joint venture
Varitronix Pengyuan Limited	Sino – foreign equity joint venture
Varitronix Display Technology (Shenzhen) Limited	Wholly foreign owned enterprise

15 INTEREST IN ASSOCIATE

	The Group 2001 $'000	2000 $'000
Share of net assets	**17,850**	12,018
Amount due from associate	**1,426**	9,223
	19,276	21,241

Name of company	Country of incorporation and operation	Particulars of issued and paid up capital	Percentage of equity held by subsidiary	Principal activities
Varitronix EC (Malaysia) Sdn. Bhd.	Malaysia	11,324,250 class 'B' ordinary shares of Myr$1 each	100% of class 'B' ordinary shares	Design, manufacture and sale of electrochromic mirror systems

The Group has an interest in 50% of the equity of Varitronix EC (Malaysia) Sdn. Bhd., which is owned by Varitronix (Malaysia) Sdn. Bhd.

16 NON-TRADING SECURITIES

	The Group 2001 $'000	2000 $'000
Debt securities		
Listed		
– in Hong Kong	**26,121**	25,245
– outside Hong Kong	**150,481**	166,717
	176,602	191,962
Unlisted	**6,750**	10,026
	183,352	201,988
Equity securities		
Listed in Hong Kong	**2,899**	3,160
Unlisted	**8,526**	8,526
Investment funds listed outside Hong Kong	**27,864**	29,724
Unlisted investment funds	**5,220**	7,088
	44,509	48,498
Total	**227,861**	250,486

17 TRADING SECURITIES

	The Group	
	2001	2000
	$'000	*$'000*
Debt securities		
Listed		
– in Hong Kong	–	3,870
– outside Hong Kong	**36,008**	24,982
	36,008	28,852
Equity securities		
Listed		
– in Hong Kong	**2,112**	5,548
– outside Hong Kong	**16,683**	16,552
	18,795	22,100
Unlisted investment funds	**26,217**	15,473
	45,012	37,573
Total	**81,020**	66,425

18 INVENTORIES

	The Group	
	2001	2000
	$'000	*$'000*
Raw materials	**118,098**	214,173
Work in progress	**43,037**	74,765
Finished goods	**52,100**	71,882
	213,235	360,820

18 INVENTORIES (continued)

Raw materials and work in progress are stated after deducting a general provision. Included in finished goods are inventories of $4,276,000 (2000: Nil), stated at estimated net realisable value.

The Group has fully written off work in progress and finished goods amounting to $42,774,000 during the year (2000: $28,995,000).

19 TRADE AND OTHER RECEIVABLES

Included in debtors, prepayments and deposits are trade debtors and bills receivable (net of specific provisions for bad and doubtful debts) with the following ageing analysis:

	The Group	
	2001	2000
	$'000	*$'000*
Within 60 days of the invoice issue date	**136,600**	212,237
61 to 90 days after the invoice issue date	**36,019**	48,336
91 to 120 days after the invoice issue date	**9,591**	16,948
More than 120 days but less than 12 months after the invoice issue date	**43,659**	59,387
	225,869	336,908

Debts are due within 90 days from the date of the invoice.

20 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	$'000	**$'000**	$'000
Deposits with banks and other financial institutions	**291,994**	95,168	**–**	–
Cash at bank and in hand	**76,584**	97,129	**687**	159
	368,578	192,297	**687**	159

21 BANK LOANS AND OVERDRAFTS

Unsecured, interest-bearing bank loans and overdrafts are repayable as follows:

	The Group	
	2001	2000
	$'000	*$'000*
Within 1 year or on demand	**39,924**	21,412
After 1 year but within 2 years	**6,150**	–
After 2 years but within 5 years	**15,174**	–
	21,324	–
	61,248	21,412

22 TRADE AND OTHER PAYABLES

Included in trade and other payables and bills payable are trade creditors and bills payable with the following ageing analysis:

	The Group	
	2001	2000
	$'000	*$'000*
Within 60 days of supplier invoice date	**58,032**	103,890
61 to 120 days after supplier invoice date	**8,886**	38,955
More than 120 days but within 12 months after supplier invoice date	**4,646**	9,666
	71,564	152,511

23 CONVERTIBLE NOTES

	Principal amount $'000	Finance costs $'000	Carrying value $'000
2000			
Balance at 1 January 2000	5,538	5	5,533
Conversion of notes	(5,538)	–	(5,538)
Issue of convertible notes	31,200	–	31,200
Amortisation of finance costs	–	(5)	5
Balance at 31 December 2000	31,200	–	31,200
2001			
Balance at 1 January and 31 December 2001	31,200	–	31,200

The notes in issue at 31 December 2001 may be converted up to 26 September 2010 at the option of the noteholders into shares of the Company at a conversion price, subject to adjustment in certain circumstances, of $13.81 per share. The notes bear interest at 6 per cent per annum until conversion of any portion of the notes, and thereafter at 2 per cent per annum. In event of conversion, the noteholders are required to return to the Group the amount of interest in excess of the rate of 2 percent per annum previously received.

24 SHARE CAPITAL

	2001		2000	
	No. of shares '000	**Amount $'000**	No. of shares '000	Amount $'000
Authorised:				
Ordinary shares of $0.25 each	**400,000**	**100,000**	400,000	100,000
Issued and fully paid:				
At 1 January	**292,160**	**73,040**	288,681	72,170
Shares issued under share option scheme	**153**	**38**	1,466	367
Shares issued as purchase consideration for shares in subsidiaries	**7,112**	**1,778**	1,897	474
Allotment of shares from scrip dividends	**3,152**	**788**	–	–
Shares issued on exercise of conversion rights attached to the convertible notes	**–**	**–**	486	121
Shares repurchased	**(100)**	**(25)**	(370)	(92)
At 31 December	**302,477**	**75,619**	292,160	73,040

24 SHARE CAPITAL (continued)

(a) *Share Option Scheme*

The Company had a Share Option Scheme which was adopted on 6 June 1991, subsequently amended on 8 June 1999 and expired on 5 June 2001. A new Share Option Scheme of the Company was adopted on 22 June 2001.

The details of options unexercised at 31 December 2001 under the Share Option Schemes are as follows:

	Number of shares attached to options unexercised at 31 December 2001	Exercise price *$*	Exercisable period
Old Share Option Scheme	2,942,250	10.55 to 11.30	Up to 30 June 2010
New Share Option Scheme	850,000	3.06	Up to 29 August 2011

During the year, share options in respect of 1,033,000 shares exercisable at $3.06 were granted for consideration of $129. Options to subscribe for 153,000 shares were exercised and options to subscribe for 1,080,000 shares were cancelled or lapsed during the year.

(b) *Shares repurchased*

During the year, the Company repurchased its own shares on the Stock Exchange of Hong Kong Limited as follows:

Month	Number of shares repurchased	Highest price paid per share *$*	Lowest price paid per share *$*	Aggregate price paid *$'000*
July	100,000	3.675	3.625	365

The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium paid on the repurchase of the shares of $346,000 was charged to share premium (note 25).

25 RESERVES

(a) The Group

	Share premium $'000	Exchange fluctuation reserve $'000	Investment revaluation reserve $'000	Retained profits $'000	Total $'000
2000 (restated)					
At 1 January 2000					
– as previously reported	494,185	(23,687)	7,659	607,435	1,085,592
Dividends proposed (note 2)	–	–	–	288,878	288,878
– as restated	494,185	(23,687)	7,659	896,313	1,374,470
Special and final dividends approved in respect of the previous year	–	–	–	(288,878)	(288,878)
Additional special and final dividends of previous year on exercised share options and converted convertible notes	–	–		(1,099)	(1,099)
Share premium arising from issue of shares	46,656	–	–	–	46,656
Premium paid on purchase of own shares	(3,677)	–	–	–	(3,677)
Goodwill on acquisition of shares in subsidiaries	–	–	–	(48,468)	(48,468)
Revaluation deficit	–	–	(8,677)	–	(8,677)
Revaluation surplus transferred to the income statement on disposal of securities	–	–	(3,871)	–	(3,871)
Profit for the year	–	–	–	200,343	200,343
Interim dividends declared in respect of the current year	–	–	–	(43,823)	(43,823)
Exchange differences	–	(1,200)	–	–	(1,200)
At 31 December 2000	537,164	(24,887)	(4,889)	714,388	1,221,776

25 RESERVES (continued)

(a) *The Group* (continued)

	Share premium	Exchange fluctuation reserve	Investment revaluation reserve	Other reserves (Note)	Retained profits	Total
	$'000	$'000	$'000	$'000	$'000	$'000
2001						
At 1 January 2001						
– as previously reported	537,164	(24,887)	(4,889)	–	661,799	1,169,187
Dividends proposed (note 2)	–	–	–	–	52,589	52,589
– as restated	537,164	(24,887)	(4,889)	-	714,388	1,221,776
Final dividends approved in respect of the previous year	–	–	–	–	(52,589)	(52,589)
Share premium arising from issue of shares	36,255	–	–	–	–	36,255
Premium paid on purchase of own shares	(346)	–	–	–	–	(346)
Revaluation deficit	–	–	(11,552)	–	–	(11,552)
Revaluation deficit transferred to the income statement on disposal of securities	–	–	700	–	–	700
Profit for the year	–	–	–	–	44,637	44,637
Interim dividends declared in respect of the current year	–	–	–	–	(19,138)	(19,138)
Transfer to other reserves				455	(455)	–
Exchange differences	–	(155)	–	–	–	(155)
At 31 December 2001	573,073	(25,042)	(15,741)	455	686,843	1,219,588

Note: Other reserves comprise statutory reserves required in respect of the PRC incorporated subsidiaries.

25 RESERVES (continued)

(a) The Group (continued)

Profits are retained as follows:

	2001	2000
	$'000	*$'000*
By the Company and its subsidiaries	**688,102**	721,382
By associate	**(1,259)**	(6,994)
	686,843	714,388

25 RESERVES (continued)

(b) *The Company*

	Share premium (note a) $'000	Contributed surplus (note b) $'000	Retained profit $'000	Total $'000
2000 (restated)				
At 1 January 2000				
– as previously reported	494,185	51,636	176,423	722,244
Dividend income *(note 2)*	–	–	(288,878)	(288,878)
Dividends proposed *(note 2)*	–	–	288,878	288,878
– as restated	494,185	51,636	176,423	722,244
Special and final dividends approved in respect of the previous year	–	–	(288,878)	(288,878)
Additional special and final dividends of previous year on exercised share options and converted convertible notes	–	–	(1,099)	(1,099)
Shares premium arising from issue of shares	46,656	–	–	46,656
Premium paid on purchase of own shares	(3,677)	–	–	(3,677)
Profit for the year	–	–	332,403	332,403
Interim dividends declared in respect of the current year	–	–	(43,823)	(43,823)
At 31 December 2000	537,164	51,636	175,026	763,826
2001				
At 1 January 2001 – as previously reported	537,164	51,636	175,026	763,826
Dividend income (note 2)	–	–	(52,589)	(52,589)
Dividends proposed (note 2)	–	–	52,589	52,589
– as restated	537,164	51,636	175,026	763,826
Final dividends approved in respect of the previous year	–	–	(52,589)	(52,589)
Shares premium arising from issue of shares	36,255	–	–	36,255
Premium paid on purchase of own shares	(346)	–	–	(346)
Profit for the year	–	–	51,448	51,448
Interim dividends declared in respect of the current year	–	–	(19,138)	(19,138)
At 31 December 2001	573,073	51,636	154,747	779,456

25 RESERVES (continued)

(b) The Company (continued)

Notes:

(a) Under the Bye-laws of the Company, share premium is not distributable.

(b) The excess value of the shares of the subsidiaries acquired pursuant to the Group reorganisation scheme in 1991 over the nominal value of the new shares of the company issued in exchange is credited to the contributed surplus account. Under the Companies Act 1981 of Bermuda (as amended) and the Bye-laws of the Company, the contributed surplus is distributable to shareholders. However, the directors have no current intention to distribute this surplus.

(c) The distributable reserves at 31 December 2001 amounted to $206,383,000 (2000: $226,662,000).

26 SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segment

As all of the Group's turnover and profits were derived from the design, manufacture and sale of liquid crystal displays and related products, accordingly no separate business segment analysis is presented for the Group.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical locations of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

26 SEGMENT REPORTING (continued)

	Hong Kong and PRC		Rest of Asia		Europe		North America		Others	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*
Revenue from external customers	**121,973**	99,573	**122,460**	134,469	**566,346**	661,433	**221,823**	336,857	**9,402**	22,297
Segment assets	**1,237,046**	1,220,943	**190,133**	269,005	**87,184**	93,017	**22,987**	39,767		
Capital expenditure incurred during the year	**65,772**	100,043	**32,357**	26,928	**415**	1,289	**49**	81		

Revenue from external customers located in Europe is analysed as follows:

	2001	2000
	$'000	$'000
France	**150,175**	165,445
United Kingdom	**111,756**	151,919
Germany	**82,420**	100,708
Other European countries	**221,995**	243,361
	566,346	661,433

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis is given of the profit contributions from the above geographical locations.

27 CAPITAL AND OTHER COMMITMENTS

(a) Capital commitments outstanding at 31 December 2001 not provided for in the financial statements were as follows:

	The Group	
	2001	2000
	$'000	*$'000*
Contracted for	**25,703**	23,973

(b) At 31 December 2001, the total future minimum lease payments under non-cancellable operating leases for properties are payable as follows:

	2001	2000
	Properties	Properties
	$'000	*$'000*
Within 1 year	**1,762**	1,976
After 1 year but within 5 years	**3,633**	6,116
	5,395	8,092

28 CONTINGENT LIABILITIES

At 31 December 2001, the Company had contingent liabilities for guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of $12,895,000 (2000: $5,454,000).

29 MATERIAL RELATED PARTY TRANSACTIONS

There were no material related party transactions during the year (2000: Nil).

30 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of a change in accounting policy for dividends, details of which are set out in note 2.

Five year summary

	Year ended 31 December				
	1997	1998	1999	2000	**2001**
	$'000	*$'000*	*$'000*	*$'000*	***$'000***
Results:					
Turnover	843,292	909,059	846,138	1,254,629	**1,042,004**
Profit from operations	341,569	327,957	299,482	215,886	**44,749**
Finance cost	(3,884)	(5,114)	(1,221)	(1,382)	**(2,901)**
Share of profit/(losses) of associates	464	–	(12,956)	1,871	**5,735**
Profit from ordinary activities before taxation	338,149	322,843	285,305	216,375	**47,583**
Taxation	(37,115)	(14,601)	(26,003)	(9,887)	**(13,749)**
Minority interests	(419)	(7,394)	(3,086)	(6,145)	**10,803**
Profit attributable to shareholders	300,615	300,848	256,216	200,343	**44,637**
Assets and liabilities:					
Fixed assets	329,492	342,231	334,498	385,288	**393,658**
Goodwill	–	–	–	–	**33,386**
Interest in associate	–	20,678	20,465	21,241	**19,276**
Non-trading securities	372,207	302,669	288,798	250,486	**227,861**
Net current assets	542,811	693,680	832,435	696,350	**695,815**
Total assets less current liabilities	1,244,510	1,359,258	1,476,196	1,353,365	**1,369,996**
Convertible notes	(6,824)	(5,522)	–	(31,200)	**(31,200)**
Minority interests	(19,119)	(26,543)	(29,556)	(27,349)	**(22,265)**
Other non-current liabilities	(2,403)	–	–	–	**(21,324)**
Net assets	1,216,164	1,327,193	1,446,640	1,294,816	**1,295,207**

Notes:

(1) Despite a change in accounting policy for goodwill in 2001, figures for the years from 1997 to 2000 have not been adjusted for comparison purposes as the Group has taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 with the effect that the new accounting policy has been adopted prospectively.

(2) As a result of a change in the accounting policy for dividends in 2001, figures for the years from 1997 to 2000 have been adjusted to conform to the new accounting policy.

	Location	Existing use	Percentage holding
1.	Tseung Kwan O Town Lot No. 39 Kowloon.	Industrial	100%
2.	4th Floor and the attached flat roofs, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
3.	6th Floor & 9th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
4.	10th Floor & 11th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
5.	Flat F & G, 22nd Floor, Tower 1, Yue Man Centre, Nos. 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon.	Staff quarters	100%
6.	Flat B, 13th Floor, Tower 1, Yue Man Centre, Nos. 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon.	Staff quarters	100%
7.	Rooms 1003 and 1004, 10th Floor, Tower B Hunghom Commercial Centre No. 37 Ma Tau Wai Road, Kowloon	Leased	100%

	Location	Existing use	Percentage holding
8.	Plot 40, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	Industrial	100%
9.	Plot 3, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	Industrial	100%
10.	Sri Penang 6-2, Lega Road, Penang, Malaysia.	Staff quarters	100%
11.	Dongpu Town, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	80%
12.	Tangliaoxiacun, Xintang, Administrative Region, Dongpu Town, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	100%
13.	128 Heyuan Road, Yuancheng District Heyuan City, Guangdong, The People's Republic of China	Industrial	80%
14.	Flat C601-604, 6th Floor, Block 10, Nam Wai Centre, Buket, Baoan County, Guangdong Province, The People's Republic of China.	Staff quarters	100%
15.	Unit 3 Milbanke Court, Milbanke Way, Bracknell, Berkshire, United Kingdom.	Office	100%

Note: The above properties are either freehold, held on long or medium term leases or have no specified lease term.

NOTICE IS HEREBY GIVEN that an annual general meeting of the Company will be held at Ritz-Carlton Hong Kong, 3 Connaught Road, Central, Hong Kong on Friday, 21 June 2002 at 10:00 a.m. for the following purposes:–

1. To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 December 2001.

2. To declare a final dividend and a special dividend.

3. To re-elect directors and to fix the remuneration of directors.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

By Order of the Board
Peter LO Chi Lik
Secretary

Hong Kong, 18 April 2002

Notes:–

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the head office and principal place of business of the Company at 22 Chun Cheong Street, Tseung Kwan O Industrial Estate, Tseung Kwan O, Hong Kong not less than forty-eight hours before the appointed time for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed from Monday, 17 June 2002 to Friday, 21 June 2002, both days inclusive, during which period no transfer of shares will be effected. To qualify for the final dividend and special dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Registrars, Central Registration Hong Kong Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 14 June 2002.

精電國際有限公司



二零零一年

年報

董事會

張樹成博士*（主席）*
甄仕坤博士
鍾信明
郭兆坤
廖約克博士*
李冠南*
高錕教授**
呂志成**

* *非執行董事*
** *獨立非執行董事*

秘書

羅志力

律師

胡關李羅律師行

核數師

畢馬威會計師事務所

銀行

滙豐投資銀行亞洲有限公司
花旗銀行
渣打銀行
上海商業銀行

註冊辦事處

Clarendon House
Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點

香港
將軍澳
將軍澳工業村
駿昌街22號

主要股份登記處

Butterfield Corporate Services Limited
Rosebank Centre
14 Bermudiana Road
Hamilton
Bermuda

香港股份登記分處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓

美國預託證券機構

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York, NY 10286
USA

網址

http://www.varitronix.com

產品銷售地點



2001
2000

	2001	2000
香港	**6.9%**	7.4%
亞洲	**16.6%**	11.3%
北美洲	**21.3%**	26.8%
英國	**10.7%**	12.1%
德國	**7.9%**	8.0%
法國	**14.4%**	13.2%
其他歐洲國家	**21.3%**	19.4%
其他	**0.9%**	1.8%
總數	**100%**	100%

營業額／除稅後溢利



港幣（百萬元）
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
843
301
909
308
846
259
1,254
206
1,042
34
1997
1998
1999
2000
2001
營業額
除稅後溢利

股價走勢 *（一九九一年七月一日至二零零二年三月三十一日）*



港元
25
20
15
10
5
0
6/92
12/92
6/93
12/93
6/94
12/94
6/95
12/95
6/96
12/96
6/97
12/97
6/98
12/98
6/99
12/99
6/00
12/00
6/01
12/01
3/02
高位－低位
25天線
200天線



左：微顯示器投射系統

業務回顧

營運回顧

由於二零零一年度非常艱困及不利之營商環境，本集團之銷售額比去年下跌16.9%，股東應佔溢利亦下降77.7%。二零零零年下半年至二零零一年初，本集團開始一個較進取的增長目標，其目標營業額比二零零一年實際業績高出2倍；但由於二零零一年之非常不景氣候，加上營銷量急挫，導致逆差。跨國機構(MNC)客戶需求極高之存貨量及生產編排配合，因而對跨國機構(MNC)之業務打擊尤甚。精電馬來西亞因專注之此等MNC客戶，所以亦受到很大之影響。故此，精電馬來西亞之營業額較去年下跌62%，此等嚴酷之削減當引致虧損。

特殊及巨額的存貨撇賬及其他會計撥備大部份反映於附屬公司精電馬來西亞已審核財務報表上。資源及生產計劃乃根據MNC客戶之預測訂定，不幸地該等預測最終未能實現。為滿足MNC客戶準時送達之要求，需要預先生產製成品及半製成品，原料存貨亦需同時增加；當客戶縮減其訂單時，此等存貨亦成為過剩之積存。加上，本集團向若干客戶索償，至今仍未解決。為審慎起見，董事會認為需為此等項目作出撇賬。

與二零零零年之數字比較，員工成本及其它營運費用於二零零一年顯著地增加合共約79,000,000港元。上述成本之增加始於二零零零年下半年以至二零零一年，原因是預期之增長及MNC生意之增加最終未能實現。管理層已致力在新的形勢下控制成本。加上，雖然現金儲備在二零零一年有大幅增加，但由於利率在二零零一年不斷下調，導致利息收入及其它收入下降20,000,000港元。上述原因使到二零零一年十二月三十一日止年度不良業績。

撇除上述負面因素，本集團之財政狀況比以往更加穩固。在二零零一年十二月三十一日現金及現金等價物相比二零零零年底上升92%，存貨不包括上述特殊撇賬減少29.1%。二零零一年邊際利潤若非過份發展而導致員工成本及其它費用急劇上升已得改善。成本控制措施現正執行以改善品質、效率及生產力。

在營運方面，本集團成功地改變本身的品質系統以符合汽車工業標準QS9000品質系統，年內，香港、深圳及檳城經檢定符合QS9000標準，這里程碑將是參與汽車工業內市場之關鍵。




Complete interior Product Range
Base
Compass
Lights
Compass/Temp
Headlamp Control
Compass/Temp/Lights
Rain Sensor
Telematices Link
Humidity Sensor
RSIR Display

左：雙穩態膽甾液晶顯示器
右：電鉻鏡系列

展望

在現時未明朗之市況很難確定經濟何時復甦。仍然本集團會盡一切去控制成本及作合符實際的計劃。但本集團為著未來的競爭力及盈利，不會犧牲我們的研究及產品開發。本集團承諾繼續本身對新產品的堅固研究及開發，以下是摘要：

反射式彩色STN顯示器

擁有內置反射器及單偏光片設計，此技術比現時彩色STN顯示器所使用兩片偏光片提供更高的光線輸出。反射式彩色超STN顯示器可在環境光下閱覽。其耗電量微小及色彩鮮艷。256-及4k-彩色版已可以生產。樣品現正被部分顧客評估。本集團現正研究反應更快速之65k彩色版為供下一代3G流動電話使用。



半透型彩色顯示器

雙穩態膽甾液晶顯示器(BCD)

擁有零耗電量圖像保留能力、高解像度、廣視角及可在環境光下閱覽，BCD最佳使用於耗電量必須很低的手持式裝置。其中之一是電子書，將BCD在電子書使用，可減少當開關時之系統電量消耗。VGA及XGA版現正開發而本集團預期此技術在很快的將來可以商品化。

反射式硅面液晶微型顯示器

微型顯示器是建基於現時CMOS、VLSI及液晶技術之高解像顯示器，好處是低成本及良好的光學特性。微型顯示器與現行的TFT或DLP在投射電視應用方面能有很大的競爭力。現時，本集團為多間CMOS底板發展公司提供裝配服務。

有機發光顯示器(OLED)

OLED是不需外來光線而能自行發光的顯示器。視角沒有限制及提供極快的回應時間，其被譽為是一種與LCD相輔相成的科技。本公司已完成一套研究開發及實驗性生產設備，更與多間著名院校及公司從事物料及程序的開發。樣品將於二零零二年第二季就緒。特別地，本集團最近與北京大學簽訂OLED物料開發的五年協議。同時，本集團與香港中文大學已獲得香港特別行政區政府，創新科技署為期三年的創新科技基金從事顯示器物料研究及裝配程序。通過此等研究計劃，本公司得以使用大學裏最優良的科學設備及其在物理、化學和材料科學的專門知識。

寬廣操作溫度(STN)模組

為符合軍用及汽車工業的嚴格要求，本集團已發展出完整的解決方法為STN模組在很大差異的操作溫度中運作，而傳統的模組是很難達到的。此技術不但用到熱流學及光學的調節，更加利用到智能電子去調節溫度。成果是此模組能完全地在大部份惡劣環境下操作。

我們擁有新穎的產品、創新的科技、經改良的生產力、超越業界標準的品質，董事會相信本集團將會安然渡過是次風暴，脫穎而出。

我謹代表董事局，藉此機會感謝每位僱員的貢獻及堅定不移的精神。在面對困難的市場環境中更加努力工作，而在改進的過程中更表現出剛毅的精神。我亦摯誠地感激各位顧客，供應商及股東，沒有他們全年的支持，我們不能夠達到如此業績。

張樹成博士

主席

香港，二零零二年四月十八日

We Put Our Heart on DISPLAY VL

本報告為主席報告提供進一步之資料

財政業務

本集團截止二零零一年十二月三十一日已審核綜合營業額為1,042,004,000港元(二零零零年:1,254,629,000港元)。股東應佔溢利為44,637,000港元(二零零零年:200,343,000港元)。

主要擴展計劃

在中國廣東省河源之新廠房建設工程經已開始而預期於二零零二年底前完成。上蓋建築發展合約成本約為40,000,000港元,將由內部資源提供。

流動資金及財政資源

本集團之財政狀況維持穩健。於二零零一年十二月三十一日,本集團之股東資金總額約為1,300,000,000港元,本集團之流動比率(流動資產總額對負債總額之比例)於二零零一年十二月三十一日為3.11(二零零零年:2.83)。

於年底時,本集團持有價值達677,000,000港元(二零零零年:509,000,000港元)之流動投資組合,當中368,000,000港元(二零零零年:192,000,000港元)為現金及現金等價物,而309,000,000港元(二零零零年:317,000,000港元)則為證券。未抵押附息銀行貸款及透支及應付票據升至63,400,000港元(二零零零年:27,700,000港元)。

在投資組合中,非交易證券減少22,600,000港元與此同時交易證券增加14,600,000港元。這些投資組合乃由專業資產管理公司管理。年內,債券利息收入減少36%至12,600,000港元。預期二零零二年之利息收入仍會跟隨市場走勢處於低水平。

僱員及薪酬政策

於二零零一年十二月三十一日,本集團於全球共僱用3,900名員工。本集團僱員之薪酬乃根據彼等之表現、資歷及市場現行薪酬水平而釐定。本集團制定有僱員購股權計劃,並為其在中國之僱員提供免費宿舍。有關董事薪酬之詳情,請參考財務報表附註7。

或然負債

有關或然負債之詳情載於財務報表附註28。

外滙風險

本集團大部分業務仍然以美元及港元結算,再加上本集團大部分資產亦以此兩種貨幣作為單位,可確保本集團之滙率波動風險甚微。

1. 客戶及供應商

以下為本集團截至二零零一年十二月三十一日止財政年度內之主要客戶銷售額及供應商之購買額資料：

(a) 主要客戶

	佔本集團之銷售總額比率
最大客戶	8%
五大客戶之總和	24%

(b) 主要供應商

	佔本集團之購買總額比率
最大供應商	10%
五大供應商之總和	29%

本年度內，概無董事、彼等之聯繫人士及任何股東（據董事所知，持有本公司股本超過5%之人士）於本集團主要客戶及供應商擁有實質權益。

2. 財務回顧

本集團於截至二零零一年十二月三十一日止年度之主要收入大部分來自銷售液晶顯示器及液晶體顯示器微型組件。全年營業額達1,042,004,000港元，較上年度下降16.9%。經營溢利為44,749,000港元。股東應佔溢利為44,637,000港元，較上年度下降77.7%。

本集團於二零零零年度出現現金流入淨額。於二零零一年十二月三十一日結存於銀行及其他財務機構之存款及現金，經扣除銀行透支，總額為347,776,000港元。

3. 董事之詳細資料

張樹成博士，58歲，本集團主席。彼於一九六九年取得曼徹斯特大學科學及技術研究院之固態電子學博士學位；於一九七八年與廖博士等八人共同創辦精電前，曾在香港中文大學教授物理及電子學。彼現時亦為於香港聯合交易所上市之時捷集團有限公司及富士高實業控股有限公司之非執行董事。彼現時亦為香港貿易發展局轄下之電子／電器業顧問委員會成員，香港關鍵性零部件製造業協會之名譽顧問，香港攝影及光學製造業協會之名譽主席及Society for Information Displays (SID)之香港分會董事。

甄仕坤博士，58歲，本公司董事，負責監督運作及擴展事宜。彼獲麻省理工學院頒發物理學博士學位，並為美國Wesleyan University之博士後研究人員。彼於一九七五年至一九八七年期間曾先後任教於浸會學院及香港理工學院。彼於一九八七年加入精電，擔任業務經理一職，且自一九七八年起成為董事。

鍾信明，55歲，本公司董事及本集團主要生產附屬公司－精電有限公司之總經理，負責生產規劃及市場推廣。彼持有伯克利加州大學之電子工程理學士學位。彼於一九七八年加入精電前，曾於一九七零年至一九七八年期間任職於泰和電子公司。

郭兆坤，50歲，本公司技術發展部董事。彼畢業於香港大學，其後取得香港中文大學之電子學碩士學位。彼於一九七九年加入精電前，曾任職於美科電子有限公司及安培泛達有限公司。

廖約克博士，56歲，本集團前董事總經理，主要負責規劃、組織及研究與發展各項事宜。彼於加州理工學院畢業後，取得哈佛大學之應用物理學博士學位。彼於一九七八年與張博士等八人共同創辦精電，並開始擔任非執行董事至一九八四年，然後全職處理本集團之業務。自二零零一年中，彼已退出行政職務，並轉為本公司之非執行董事。

3. 董事之詳細資料（續）

李冠南，61歲，本公司前執行董事，主要負責項目發展。彼持有新南威爾斯大學之工程理科碩士學位，自一九六六年至一九七四年期間任職於澳洲AWA Limited。其後彼於一九八六年全時間任職於精電前，曾在香港中文大學教授電子學，惟自精電創立後，彼一直擔任董事一職。自二零零一年轉為非執行董事。

高錕教授，68歲，自一九九一年起為本公司之獨立非執行董事。彼亦為本公司之審核委員會成員。彼為香港中文大學前任校長（八七年十月至九六年七月）。彼獲倫敦大學頒發哲學博士學位，且為世界知名之電訊及纖維光學專家。自一九九六年退休後，彼成為顧問。彼現擔任其顧問公司 ITX Services Limited 之主席及行政總裁之職。

呂志成，56歲，自一九九一年起為本公司之獨立非執行董事。彼亦為本公司之審核委員會主席。彼為英國及威爾斯特許會計師公會之資深會員、英國税務公會之會員以及香港會計師公會之會員。彼於香港任職會計師達22年，且獨資經營呂志成會計師事務所。

4. 高級管理人員簡介

本財政年度本公司之管理人員如下：

香港及中國

Craig Masterton	副營運總監
潘啟祥	財務總監
馮若強博士	企劃經理
何基培	技術經理／LCM研發
徐惠然	人力資源經理

馬來西亞

余克基博士	精電（馬來西亞）之行政總裁
張添華	精電（馬來西亞）之總經理

4. 高級管理人員簡介(續)

管理人員之詳細資料如下：

Craig Masterton，54歲，副營運總監。主要負責製造、品質、物料控制、設計發展、工序流程及採購。彼於美國紐哈芬市大學獲「企業效益」之碩士學位，並於美國耶魯大學繼續深造「企業效益」。彼擁有超過29年工作經驗，遍及各種行業，其中9年曾為多間國際公司的顧問。

潘啟祥，41歲，本集團之財務總監。彼為英國特許管理會計師，亦為香港會計師公會資深會員。彼擁有超過18年工作經驗，並曾效力於多間跨國企業，包括大東電報局及確達電子。彼於一九九七年加入本集團前，曾出任建滔化工集團之財務總監及公司秘書之職。彼現為香港總商會工業及科技委員會副主席，及職業訓練局技師訓練委員會成員。

馮若強博士，47歲，為本集團企劃經理。彼於一九八一年畢業於渥太華大學，持有電子電機工程學碩士學位。彼多年來於香港及美國兩地均從事液晶顯示器出產工作。彼於一九八九年至一九九四年期間，於肯特州立大學取得物理學碩士及博士學位，並於一九九五年加入本集團。

何基培，55歲，一九七三年畢業於香港理工學院，持有電機工程高級證書，且於一九八二年加入本集團。彼負責液晶體微型組件產品之研究及發展事宜。

徐惠然，47歲，本集團之人力資源經理。畢業於英國Kingston University，持有英國(MIPM)及加拿大(CHRP)人事學會的認可專業資格。在人力資源部管理層有二十多年工作經驗，曾任職於香港、中國、加拿大及台灣等地區及為多間外資企業的人事經理，及為香港人力資源管理學會、香港培訓及發展學會和多間人力資源管理專業組織之成員。

佘克基博士，52歲，精電(馬來西亞)之行政總裁及董事。彼於一九七五年取得北卡羅萊納州大學理論物理學博士學位後，隨即服役新加坡武裝部隊，擔任砲隊軍官，直至一九七八年服役完畢，便加入Printed Circuits International Ltd. (Singapore)，出任項目工程師，至一九八一年離任時為液晶顯示器產品總監。於一九八一至一九九六年間，彼效力Donnelly Corporation (U.S.A.)，先後擔任應用研究經理、技術總監，最後成為Donnelly於中國煙台之附屬公司之總經理。彼於一九九六年七月加入精電(馬來西亞)。

4. 高級管理人員簡介(續)

張添華,52歲,精電(馬來西亞)之總經理。彼於一九七五年畢業於伯明罕大學,持有理科碩士學位,且於National Semiconductor Corp.任職品質保證工程經理三年,然後於馬來西亞其他數間公司擔任總經理。彼於一九九二年加入精電。

5. 員工退休計劃

本公司之附屬公司精電有限公司實行一項規定供款退休計劃,該退休計劃之資產獨立於本集團。該項計劃以信託形式正式成立,且根據稅務條例第87A條經稅務局批准。僱員及僱主均須在該項計劃下供款,金額為僱員基本月薪之5%。

本年度計入收益表之退休計劃總成本為6,188,000港元(二零零零年:3,675,000港元)。管理該項計劃之費用從僱主之供款中扣除。僱主將被沒收之供款用以抵銷日後之供款。年內作此用途之金額為1,552,000港元(二零零零年:382,000港元),而於二零零一年十二月三十一日並無可作此用途之金額(二零零零:無)。

自二零零零年十二月一日起,本集團亦實行一項由香港強制性公積金計劃管理局推行之強積金計劃。現時的退休計劃是一個額外供款計劃。該強積金計劃乃為一項規定供款退休福利計劃,並由獨立託管人監管。僱主及僱員均須為強積金計劃供款,總額相等於各僱員收入之10%。僱主所作之供款於支付予相應強積金計劃時即100%由僱員戶口擁有,惟所有自強制性供款所取得之收益須保留直至該僱員達到65歲退休年齡(若干特殊情況除外)。退休計劃內的歸屬百份比維持不變。

精電(馬來西亞)根據一九五一年僱員公積金法例實行一項員工公積金計劃。根據該法例僱主及僱員均須供款,金額為僱員基本月薪之若干百分率。本年度計入收益表之僱主供款總額為2,193,000港元(二零零零年:3,309,000港元)。

董事會欣然提呈其截至二零零一年十二月三十一日止年度之年報連同經審核財務報表。

主要業務

本公司之主要業務為投資控股。本集團之主要業務則為設計、製造及銷售液晶顯示器及有關產品。

本公司及其附屬公司於本財政年度內之主要業務及按地域劃分之營業額分析之詳情載於財務報表附註26。

附屬公司

本公司之附屬公司於二零零一年十二月三十一日之詳情載於財務報表附註14。

財務報表

本集團截至二零零一年十二月三十一日止年度之溢利及本公司與本集團於該日之財政狀況載於本年報第23至第64頁內。

本公司已於二零零一年十一月二十三日派付中期股息每股港幣6.5仙(二零零零年:15仙)。董事會現建議採取以股代息(可選擇現金)派發截至二零零一年十二月三十一日止年度特別股息每股港幣4仙(二零零零年:無)及末期股息每股港幣2.5仙(二零零零年:18仙)。

股本

年內股本之變動詳載於賬項附註24,年內因增加收購某些附屬公司權益,而發行股份,亦因行使購股權及轉換可換股票據而發行股份。

公益捐款

本集團於年內捐款數目達332,000港元(二零零零年:1,954,000港元)。

固定資產

年內固定資產之變動載於財務報表附註12。

董事會

在本財政年度內及截至本報表之日期止之董事如下：

張樹成博士－*主席*
甄仕坤博士
鍾信明
郭兆坤
廖約克博士*
李冠南*
高錕教授**
呂志成**

* 非執行董事
** 獨立非執行董事

根據本公司之公司細則規定，廖約克博士及呂志成先生均須輪值退任，於下次股東週年大會候選連任。

董事之股份權益

按照證券（公開權益）條例（SDI條例）第29條須予保存之股東名冊內之記錄，於二零零零年十二月三十一日任職之各董事該日在本公司及其附屬公司之已發行股本中擁有下列權益：

(a) 在本公司之權益

	每股0.25港元之股份		
	個人權益	家族權益	公司權益
精電國際有限公司			
張樹成博士	20,897	－	68,272,268 *（附註1）*
甄仕坤博士	10,371,072	－	－
鍾信明	4,331,036	－	－
郭兆坤	2,112,959	－	－
廖約克博士	33,575,066	1,129,857	－
李冠南	－	－	4,124,072 *（附註2）*

附註：

1. 張樹成博士及其妻子謝依玲女士之家庭信託為Colville Group Limited已發行股本之實益擁有人，而該公司持有本公司股份68,272,268股。

2. 李冠南先生為Pressman Holdings Limited全部股本之唯一實益擁有人，而該公司持有本公司股份4,124,072股。

董事之股份權益（續）

(b) 在附屬公司之權益

	精電有限公司 每股1,000港元之 無投票權遞延股份	多源地產有限公司 每股100港元之 無投票權遞延股份
張樹成博士	960	78
甄仕坤博士	123	10
鍾信明*	50	8
郭兆坤	50	4
廖約克博士	492	40
李冠南	123	10
	1,798	150

* 鍾信明先生持有為多源地產有限公司之所有無投票權遞延股份股東托管之多源地產4股無投票權遞延股份。

董事之服務合約

張樹成博士、甄仕坤博士、鍾信明先生及郭兆坤先生彼等與本公司分別簽訂之管理合約，簽約雙方任何一方如要終止合約，必須於三個月前作出書面通知。

非執行董事之任期，至二零零二年十二月三十一日屆滿。如雙方同意，非執行董事之任期可重新制訂。

本公司或其他任何附屬公司並無與即將召開之股東週年大會候選連任之董事訂立僱主不得在一年內無須作出賠償（除法定賠償外）下將其終止之任何服務合約。

董事之合約權益

本年度內或年結時，董事與本公司或各附屬公司概無簽訂任何有關公司業務而直接或間接擁有重大權益之重要合約。

購股權計劃

本公司有一項於一九九一年六月六日獲採以及於一九九九年六月八日經修訂之購股權計劃(舊計劃),舊計劃於二零零一年六月五日期滿,在購股權發出日期之後十年內可行使購股權。本年內無購股權按舊計劃授予任何董事或員工。

本公司有一項於二零零一年六月廿二日獲採納之新購股權計劃(新計劃)以作鼓勵本集團員工。據此,本公司董事會獲授權可酌情邀請本集團任何僱員或董事(包括本集團內任何之執行及非執行董事)接受由董事會釐定價格並經知會各承受人認購普通股之購股權,惟該價格不可少於授出購股權予承受人之前五個交易日普通股在香港聯合交易所有限公司(「聯交所」)之平均收市價80%或股份之面值(以較高者為準)。每員工之股權最多不超過本計劃總股份之25%。

根據購股權計劃可授出之購股權(連同已行使及暫時尚未行使購股權)可認購之普通股數目最多不得超過本公司已發行股本之10%(不包括因行使購股權而發行之任何股份)。新計劃有效期至二零零六年六月二十一日。

按照柏力克•舒爾斯期權價格模式,於二零零一年授出日(二零零一年八月三十日)估計之購股權加權平均值為2.71元。加權平均之假設如下:

	2001
無風險回報率	5.72%
預期有效年期	10年
波幅	57.52

柏力克•舒爾斯期權價格模式的用途是評估不受權益歸屬限制且可全面轉讓之公開買賣期權的公平價值。此模式只是評估期權公平價值的常用模式之一。期權之價值會隨着若干主觀假設的不同變項而改變。倘所採納之變項出現任何變動,便可能對評估期權之公平價值產生重大影響。因此,此模式未必可作為衡量期權公平價值的可靠指標。

除上文所披露者外,本公司或其任可附屬公司在任何時間概無訂立任何安排致使董事、其配偶或十八歲以下子女可透過購入本公司或任何其他法人之股份或債券從而得益。

購股權計劃(續)

	授出日期	於二零零一年一月一日購股權數量	年內授出	年內報廢之購股權數量	年內取消之購股權數量
董事					
郭兆坤	一九九七年一月一日	400,000	–	(400,000)	–
	一九九八年一月一日	400,000	–	–	–
	一九九九年六月九日	150,000	–	–	–
僱員	一九九七年一月一日	518,500	–	(473,500)	(45,000)
	一九九八年一月一日	1,204,000	–	(10,000)	(54,500)
	一九九九年六月九日	492,750	–	–	(20,000)
	二零零零年六月一日	827,000	–	–	(47,000)
	二零零一年八月三十日	–	1,033,000	–	(30,000)
		3,992,250	1,033,000	(883,500)	(196,500)

附註:

1. 二零零一年十二月三十一日的購股權計劃的可發行股份總數為本公司當日發行股本之1.25%。
2. 每位僱員以代價1元取得獲贈之購股權。
3. 於行使認股權時之每股加權平均收市價為5.07港元。

年內行使之購股權數量 (附註3)	於二零零一年十二月三十一日購股權數量	行使期	行使購股權時將予支付每股價格	購股權授出日之市場價格
–	–	一九九九年一月一日至二零零一年十二月三十一日	11.40	14.00
–	400,000	二零零零年一月一日至二零零二年十二月三十一日	10.55	13.20
–	150,000	一九九九年七月九日至二零零九年七月八日	10.90	15.00
–	–	一九九九年一月一日至二零零一年十二月三十一日	11.40	14.00
–	1,139,500	二零零零年一月一日至二零零二年十二月三十一日	10.55	13.20
–	472,750	一九九九年七月九日至二零零九年七月八日	10.90	15.00
–	780,000	二零零零年七月一日至二零一零年六月三十日	11.30	13.40
(153,000)	850,000	二零零一年八月三十日至二零一一年八月二十九日	3.06	3.68
(153,000)	3,792,250			

在本公司股本中之主要權益

除本公司董事外，在按照證券SDI條例第16(1)條須予保存之股東名冊中並無任何人士或公司在本公司之股本中擁有任何權益。

優先購買權

本公司之公司細則及百慕達法律均無優先購買權條款。

銀行貸款、透支及其他借款

本集團於二零零一年十二月三十一日之銀行貸款、透支及其他借款之詳情載於財務報表附註21及23內。

物業

本集團擁有物業之詳情載於年報第66至67頁。

五年概要

本集團最近五個財政年度之綜合業績及資產與負債概要載於年報第65頁。

關連交易

按二零零一年四月廿四日所公佈，本公司全資附屬公司Varitronix (B.V.I.) Limited 同意有條件收購Varitronix (Malaysia) Sdn. Bhd.（即本公司在馬來西亞之附屬公司）其餘少數股東權益，代價為本公司發行合共本公司7,112,313股股份。該等交易已於二零零一年六月廿二日舉行之股東特別大會上獲得通過。

買賣或贖回本公司之上市證券

本公司於二零零一年七月份在聯交所以每股3.625港元至3.675港元之價格購回本公司股份100,000股，總價格為365,000港元。所有上述100,000股股份已在購回時全數被取消，而此批股份之價值亦已在發行股本中扣除。回購時之溢價已計入股份溢價中。

除上文所披露外，本公司或其任何附屬公司於截至二零零一年十二月三十一日止年度內，概無買賣或贖回本公司之上市證券。

遵守最佳應用守則

本公司於年內一直遵守聯交所證券上市規則附錄14所載之最佳應用守則。

核數師

畢馬威會計師事務所即將告退，惟願應選連任。由畢馬威會計師事務所連任本公司核數師的決議將於下次股東週年大會上提出。

承董事會命

羅志力
秘書

香港，二零零二年四月十八日

KPMG

致精電國際有限公司
(於百慕達註冊成立的有限公司)
各股東:

本核數師(以下簡稱「我們」)已審核刊於第23至64頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

董事的責任須編製真實與公平的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並說明任何未有遵守現行會計準則的原因。

我們的責任是根據我們審核工作的結果,對該等財務報表作出獨立意見,並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的主要估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時,均以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充份的憑證,就該等財務報表是否存有重要錯誤陳述,作合理的確定,在作出意見時,我們亦已衡量該等財務報表所載資料在整體上是否足夠,我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零一年十二月三十一日的財政狀況及 貴集團截至該日止年度的溢利和現金流量,並已按照香港公認會計原則及香港公司條例之披露規定適當編製。

畢馬威會計師事務所
執業會計師
香港,二零零二年四月十八日

綜合收益表

	附註	二零零一年 千元	二零零零年 千元
營業額	3	**1,042,004**	1,254,629
其他收入	4	**23,439**	42,560
其他收益淨額	4	**7,526**	11,683
製成品及半製成品存貨之變動		**(51,510)**	63,665
原材料及耗用品		**(441,919)**	(756,611)
存貨撇賬	5	**(42,774)**	－
員工成本		**(221,559)**	(187,977)
折舊		**(89,947)**	(77,218)
其他營運費用		**(180,511)**	(134,845)
經營溢利		**44,749**	215,886
融資成本	6(a)	**(2,901)**	(1,382)
佔聯營公司溢利		**5,735**	1,871
除稅前正常業務溢利	6	**47,583**	216,375
稅項	8(a)	**(13,749)**	(9,887)
除稅後正常業務溢利		**33,834**	206,488
少數股東權益		**10,803**	(6,145)
股東應佔溢利	9	**44,637**	200,343
股息	10	**(38,811)**	(97,511)
每股盈利			
基本	11	**15仙**	69仙
攤薄	11	**15仙**	69仙

第32至64頁各項附註為本報表之一部份。

已確認收益虧損綜合計算表

（以港元計）

	附註	二零零一年 千元	二零零零年 千元
非交易證券重估虧損	25	**(11,552)**	(8,677)
換算海外公司財務報表的滙兑差額	25	**(155)**	(1,200)
未確認在收益表上的淨虧損		**(11,707)**	(9,877)
年度淨溢利		**44,637**	200,343
經轉入收益表中已出售非交易證券之重估虧損／(盈餘)	25	**700**	(3,871)
已確認收益虧損合計總額		**33,630**	186,595
於儲備中撇銷之商譽	25	**–**	(48,468)
		33,630	138,127

第32至64頁各項附註為本報表之一部份。

綜合資產負債表

	附註	二零零一年 千元	二零零一年 千元	二零零零年 千元	二零零零年 千元 （重報）
非流動資產					
固定資產	12		**393,658**		385,288
商譽	13		**33,386**		–
聯營公司權益	15		**19,276**		21,241
非交易證券	16		**227,861**		250,486
			674,181		657,015
流動資產					
交易證券	17	**81,020**		66,425	
存貨	18	**213,235**		360,820	
客戶及其他應收款項	19	**252,998**		367,418	
現金及現金等價物	20	**368,578**		192,297	
		915,831		986,960	
流動負債					
銀行貸款及透支	21	**39,924**		21,412	
應付票據	22	**2,169**		6,264	
應付賬款及其他應付款項	22	**152,194**		241,128	
税項	8(b)	**25,729**		21,806	
		220,016		290,610	
流動資產淨額			**695,815**		696,350
資產總額減流動負債			**1,369,996**		1,353,365
非流動負債					
銀行貸款	21		**21,324**		–
可換股票據	23		**31,200**		31,200
少數股東權益			**22,265**		27,349
資產淨值			**1,295,207**		1,294,816
股本及儲備					
股本	24		**75,619**		73,040
儲備	25		**1,219,588**		1,221,776
			1,295,207		1,294,816

上述賬項由董事會於二零零二年四月十八日核准。

張樹成博士
董事

甄仕坤博士
董事

資產負債表

二零零一年十二月三十一日

（以港元計）

	附註	二零零一年 千元	二零零一年 千元	二零零零年 千元	二零零零年 千元（重報）
非流動資產					
附屬公司權益	*14*		**859,065**		839,194
流動資產					
客戶及其他應收款項		**219**		145	
可收回之稅款	*8(b)*	**8**		–	
現金及現金等價物	*20*	**687**		159	
		914		304	
流動負債					
應付賬款及其他應付款項		**4,904**		2,553	
稅項	*8(b)*	**–**		79	
		4,904		2,632	
流動負債淨額			**(3,990)**		(2,328)
資產淨值			**855,075**		836,866
股本及儲備					
股本	*24*		**75,619**		73,040
儲備	*25*		**779,456**		763,826
			855,075		836,866

上述賬項由董事會於二零零二年四月十八日核准。

張樹成博士
董事

甄仕坤博士
董事

第32至64頁各項附註為本報表之一部份。

綜合現金流量表

	附註	二零零一年 千元	二零零一年 千元	二零零零年 千元	二零零零年 千元
經營業務之現金流入淨額	a		**277,724**		89,173
投資回報及融資償還					
已收股息		**206**		486	
已收利息		**20,412**		36,029	
已付利息		**(2,901)**		(1,377)	
已付股息		**(58,051)**		(333,800)	
已付予少數股東之股息		**(3,016)**		(3,017)	
投資回報及融資償還之現金流出淨額			**(43,350)**		(301,679)
稅項					
已繳付之香港利得稅		**(66)**		(10,717)	
已繳付之海外稅項		**(9,760)**		(7,207)	
繳付稅項淨額			**(9,826)**		(17,924)
投資活動					
出售固定資產所得款項		**349**		156	
購買固定資產之費用		**(98,867)**		(128,341)	
出售非交易證券所得款項		**103,446**		200,522	
購入非交易證券		**(92,367)**		(171,151)	
增加投資於聯營公司		**–**		(11,628)	
投資活動之現金流出淨額			**(87,439)**		(110,442)
融資前之現金流入／（流出）淨額滾存			**137,109**		(340,872)

	附註	二零零一年 千元	二零零一年 千元	二零零零年 千元	二零零零年 千元
融資前之現金流入／（流出）淨額承前餘數			**137,109**		(340,872)
融資					
新借貸款	b	**30,423**		–	
償還銀行貸款	b	**–**		(3,930)	
發行普通股本收入	b	**462**		15,887	
回購股本	b	**(365)**		(3,769)	
少數股東增加股本	b	**–**		3,605	
融資現金流入淨額			**30,520**		11,793
現金及現金等價物項目之增加／（減少）			**167,629**		(329,079)
滙率變動之影響			**(761)**		(535)
於一月一日之現金及現金等價物項目			**180,908**		510,522
於十二月三十一日之現金及現金等價物項目	c		**347,776**		180,908

第32至64頁各項附註為本報表之一部份。

綜合現金流量報表附註

a　經營溢利與經營業務之現金流入淨額之調節表

	二零零一年 千元	二零零零年 千元
經營溢利	**44,749**	215,886
利息收入	**(20,291)**	(37,246)
股息收入	**(206)**	(486)
出售非交易證券之虧損／（溢利）	**693**	(3,941)
固定資產之折舊	**89,947**	77,218
商譽之攤銷	**254**	—
出售固定資產之虧損／（溢利）	**48**	(122)
滙兑盈虧之影響	**442**	(47)
聯營公司欠款之減少	**7,797**	12,723
交易證券之（增加）／減少	**(14,595)**	2,546
存貨之減少／（增加）	**147,585**	(147,880)
客戶及其他應收款項之減少／（增加）	**114,330**	(116,447)
應付票據之（減少）／增加	**(4,095)**	3,647
應付賬款及其他應付款項之（減少）／增加	**(88,934)**	83,322
經營業務之現金流入淨額	**277,724**	89,173

綜合現金流量報表附註（續）

b　年內融資變動之分析

	銀行貸款	少數股東權益	股本（包括股份溢價）	可換股票據
	千元	千元	千元	千元
於二零零零年一月一日	13,953	29,556	566,355	5,533
融資所得之現金（流出）／流入淨額	(3,930)	–	12,118	–
少數股東支付之股本	–	3,605	–	–
支付少數股東權益之股息	–	(3,017)	–	–
財務費用之攤銷	–	–	–	5
應佔溢利	–	6,145	–	–
發行股票作為購買附屬公司權益之代價	–	(8,925)	26,193	31,200
轉換可換股票據	–	–	5,538	(5,538)
滙兌盈虧之影響	–	(15)	–	–
於二零零零年十二月三十一日結餘	10,023	27,349	610,204	31,200
於二零零一年一月一日	10,023	27,349	610,204	31,200
融資所得之現金流入淨額	30,423	–	97	–
支付少數股東權益之股息	–	(3,016)	–	–
應佔虧損	–	(10,803)	–	–
發行股票作為非現金代價（附註d）	–	–	38,391	–
收購少數股東權益	–	8,681	–	–
滙兌盈虧之影響	–	54	–	–
於二零零一年十二月三十一日結餘	40,446	22,265	648,692	31,200

綜合現金流量報表附註（續）

c 現金及現金等價物項目之分析

	二零零一年 千元	二零零零年 千元
銀行及其他財務機構存款	**291,994**	95,168
銀行存款及現金	**76,584**	97,129
銀行貸款及透支	**(20,802)**	(11,389)
	347,776	180,908

d 主要非現金交易

年內曾發行股票作為收購一間附屬公司之額外權益之代價和以股代息方法支付股息。此等股票之發行代表非現金交易。

1. 主要會計政策

(a) 遵例聲明

本財務報表已按照香港會計師公會頒佈所有適用的會計實務準則及詮譯、香港公認會計原則及香港《公司條例》的規定編製。財務報表亦符合香港證券（在聯交所上市）規則中有關披露之條款。本集團採用的主要會計政策概述如下。

(b) 報表編製基準

除部份證券投資按市值入賬（見下文會計政策）外，本財務報表是以歷史成本作為編製基準。

(c) 附屬公司

附屬公司是指受到本集團控制之企業，控制是指集團有權直接或間接監督一間公司之財務及經營政策，從而從該公司之業務中獲益。

在附屬公司之投資，一般均合併入綜合財務報表內。但若所購入及持有的附屬公司權益會在不久將來出售，或該公司的運作長期受到嚴重限制，以至嚴重影響其將資金轉移至本集團之能力，則集團在附屬公司之投資將按公平價值在綜合資產負債表列賬，而公平價值之變動則按證券投資政策附註1(h)確認。

集團內公司間之結存及交易，及集團內公司間之交易所產生之任何未變現盈利，將於編製綜合財務報表時予以全面抵銷。集團內公司間之交易所產生之未變現虧損按與未變現盈利相同之方式抵銷，惟未變現虧損須並非由減值所產生。

本公司資產負債表內的附屬公司投資乃按成本減任何減值虧損列賬（見附註1(g)）。

1. 主要會計政策（續）

(d) 聯營公司

聯營公司是指一家本集團可以對該公司的管理層產生相當大的影響，包括參與財務及經營決策，但不是控制或聯合控制管理層。

於聯營公司的投資是按權益法記入綜合財務報表，並先以成本入賬，然後就本集團佔該聯營公司淨資產在收購後的變動作出調整。綜合損益表反映本集團所佔聯營公司於收購後的年度業績。此包括本年度內任何符合附註1(e)及資產減值（見附註1(g)）之正負商譽。

(e) 商譽

在購入公司權益時所產生的正商譽，是指收購該等附屬公司的成本超出本集團應佔所收購可確定資產及債務的公平價值之差額。附屬公司之商譽如下：

- 二零零一年一月一日前之購入，正商譽應與儲備抵銷及減少資產虧損（見附註1(g)）。

- 二零零一年一月一日後之購入，正商譽乃以直線法按估可用壽命，於綜合收益表內攤銷。正商譽按成本減任何累積攤銷及任何減值虧損，於綜合資產負債表內列賬（見附註1(g)）。

正商譽乃以直線法按估計可用壽命，分二十年攤銷。

(f) 固定資產

(i) 固定資產乃成本扣除累積折舊及減值虧損計算（附註1(g)）。

(ii) 土地及物業

永久業權性土地不計攤銷。租賃性土地之攤銷以直線法按租約土地之剩餘年期或50年計算，以較低者為準。樓宇之折舊以估計可使用年期40年，按直線法計算。

1. 主要會計政策（續）

(f) 固定資產（續）

(iii) 其他固定資產

其他固定資產之折舊乃根據下列估計可使用年期按直線法計算以撇銷成本：

廠房及機器	4年
工具及設備	5年
其他	2至5年

(iv) 出售固定資產

因棄用或出售固定資產而產生之收益或虧損，按棄用或出售時估計所得淨額與該資產賬面值之差價計算，按棄用或出售日期確認該收入或支出入收益表內。

(g) 資產減值

集團於每個結算日檢討內外資訊來源，以查察下列資產是否已經減值，或之前所確認之減值虧損是否已不再存在或可能已經減少：

- 物業，廠房及設備；
- 附屬公司及聯營公司投資；及
- 正商譽（不論最初歸入儲備或已確認為資產）。

若有跡象顯示上述任何情況，集團將評估可收回的價值。倘資產的可收回價值低於賬面值，集團將確認資產減值之虧損。

(i) 可收回價值之計算方法

資產的可收回價值按其淨售價或使用價值計算，以較高者為準。在衡量使用價值時，預計未來現金流量將按除稅前貼現率計算貼現值，以反映市場目前對貨幣的時間值和該資產的特定風險的評估。倘某項資產所賺取之現金收入並非大致上獨立於其他資產的現金收入，則按獨立賺取現金收入的最小一組資產（即現金生產單位）釐定可收回的價值。

1. 主要會計政策(續)

(g) *資產減值(續)*

(ii) 減值虧損之撥回

有關商譽以外的資產,倘據以釐定可收回價值的估計基準出現變動,則減值虧損將會撥回。而商譽減值虧損只有出現以下情況方予撥回:當虧損是由預料不會再次發生,性質特殊之具體外來事件所造成,而可收回價值之增加,明顯與該具體事件之影響回轉有關。

減值虧損之撥回額不會超過假設往年並無確認資產減值虧損而本會釐定之資產賬面值。減值虧損之撥回將於確認撥回之年度內在收益表列賬。

(h) *證券投資*

本集團之證券投資策略如下(非指投資於附屬公司及聯營公司):

(i) 非交易證券是以公平價值記入資產負債表。公平價值的變動在投資重估儲備內確認,直至出售、收回或以其他方式處理證券,或是有客觀憑證顯示證券出現耗蝕為止。當出現這些情況,相關的累積盈虧會由投資重估儲備轉入收益表。

(ii) 在引致耗蝕的情況及事項不再存在,並有具說服力的憑證顯示新的情況及事項將會在可預見的將來持續下去時,因耗蝕而從投資重估儲備轉入收益表的數額便會撥回。

(iii) 交易證券是以公平價值記入資產負債表。公平價值的變動於產生時在收益表內確認。

(iv) 出售證券投資的損益在產生時記入收益表。如屬非交易證券,則損益包括之前就有關證券撥入投資重估儲備的任何數額。

1. **主要會計政策**（續）

(i) ***存貨***

存貨乃以成本及可變現淨值兩者中的較低者入賬。

成本以先入先出法計算，其中包括所有採購成本、加工成本以及令存貨變成現狀和運輸的成本。

可變現淨值為正常業務的預期售價減去完成生產及銷售所需的估計成本。

存貨出售時，其賬面值會確認為相關收入確認期間的支出。存貨減記至可變現淨值的減值及所有存貨損失會確認為減值或損失發生期間的支出。因可變現淨值增加而需逆轉的任何存貨減值會扣減逆轉發生期間所確認的支出。

(j) ***現金等價物***

現金等價物是指短期、流動性極高的投資。這些投資可以在沒有通知的情況下容易地換算為已知的現金數額，並在購入後三個月內到期。就編製現金流量表而言，現金等價物也包括須於貸款日起三個月內償還的銀行貸款。

(k) ***收益計算***

在經濟效益可能會流入集團，及收入跟成本（如有）可得以可靠地計算時，收入於收益表內確認，方法如下：－

(i) 銷售收入之計算以貨品送抵客戶為準。收入不包括增值稅或其他銷售稅，並已扣減退貨及折扣。

(ii) 銀行存款及債券所得之利息收入乃按本金及有關之息率以時間分配基準計算。

(iii) 其他投資之收入按實際可收取該等收入計算。

1. 主要會計政策（續）

(l) 退休保障計劃

本集團採用估定供款之退休保障計劃。香港以外之附屬公司按當地適用之退休計劃供款。提供退休保障利益之成本會按其產生期間，計入收益表。

(m) 經營租賃

經營租賃的應付租金及應收租金收入是按個別租賃期以直綫法記入收益表。

(n) 遞延税項

遞延税項乃就收入及支出的會計與税務處理方法之間，由所有重大時差產生而相當可能於可見未來實現的税項影響，以負債法計提準備。

未來的遞延税項利益只會在合理保證可實現時才會確認。

(o) 外幣換算

年內之外幣交易按交易當日之滙率換算為港元。以外幣計算之貨幣資產與負債及海外附屬公司之賬項按年結日之市場滙率換算為港元。外幣換算引致之滙兑盈虧撥入收益表處理，惟按年終滙率換算海外附屬公司及聯營公司之投資淨值所引致之滙兑盈虧則直接撥入外滙浮動儲備處理。

(p) 有關連人士

在財務報表中，如果本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響；或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要的影響下，則被視為有關連人士。有關連人士可為個別人士或其他公司。

1. 主要會計政策（續）

(q) 按分部分類滙報

「分部」是指集團內可劃分的部份，這些部份或負責提供產品或服務（業務單位），或在特定之經濟環境（地域單位）提供產品或服務，而分部所承受之風險或所得之回報與其他分部不同。

根據本集團之內部財務報告方式，集團選擇以業務分部資料作為主要匯報方式，而地域分部資料為次要匯報方式。

分部之收入、支出、業績，資產及負債包括直接歸屬於該分部之項目和能以合理方式分配至該分部之項目。舉例說，分部的資產可能包括存貨、應收賬款及物業、廠房和設備。分部之收入、支出、資產及負債將於集團內公司間的結餘及交易因編製綜合賬而被抵銷前釐定，除非此等集團內公司間的結餘及交易是來自單一分部內的集團企業。分部之間的價格按其他外界機構獲得之類似條款而制訂。

分部之資本支出是收購預期使用超過一段期間的單位資產（有形及無形資產）而於收購期內產生之總成本。

未經分配之項目主要包括財務及企業資產、帶息貸款、借貸、企業及融資費用、及少數股東權益。

2. 會計政策變動

(i) 股息

本公司在各有關會計期間所建議或宣派的股息，歷年來均確認為負債。由二零零一年一月一日起，為符合香港會計師公會頒佈的《會計實務準則》第九號（經修訂）「結算日後事項」，本集團於董事會向股東宣派（倘為中期股息），或獲股東批准（倘為末期股息）的會計期間，才會將所建議或宣派的股息確認為負債。因此，當子公司宣派股息時，本公司才將股息收入於收益表確認（倘為中期股息）或獲股東批准（倘為末期股息）。

2. 會計政策變動（續）

(i) 股息

由於採納這項新會計政策，本集團於二零零一年十二月三十一日的資產淨值因此而增加19,673,000元（二零零零年：$52,589,000），但並不影響所呈報各年間本集團的股東應佔盈利。此項會計政策變動已予追溯處理，而期初的保留盈利及比較資料，已按與各以往期間有關的數額作出調整後重列。

(ii) 商譽

收購附屬公司產生的商譽，即該等附屬公司的投資成本超出本集團應佔所收購的可分割資產淨值的差額，歷年來均在商譽產生的年度記入儲備。由二零零一年一月一日起，本集團採納香港會計師公會頒佈的《會計實務準則》第三十號「企業合併」，商譽的新會計政策已在附註1(e)列明。

由於採納此新會計政策，本年度的盈利已減少254,000元（二零零零年：無），而資產淨值則增加33,386,000元（二零零零年：無）。

本集團引用《會計實務準則》第三十號第88段所載之過渡性條文，故期初的保留盈利及儲備金，及其比較數字，不作調整。

3. 營業額

本公司之主要業務為投資控股。本集團之主要業務為設計、製造及銷售液晶顯示器及有關產品。

營業額包括集團向客戶供應貨品之發票價減去退貨及折扣。

4. 收入

	二零零一年 千元	二零零零年 千元
其他收入		
上市證券的股息收入	**206**	295
上市債券利息收入	**11,268**	17,617
非上市債券利息收入	**273**	1,300
上市投資基金的利息收入	**43**	191
非上市投資基金利息收入	**1,033**	525
其他利息收入	**7,674**	17,804
租賃收入	**1,493**	772
其他收入	**1,449**	4,056
	23,439	42,560
其他收益淨額		
出售固定資產之（虧損）／溢利	**(48)**	122
出售非交易證券之已確認之（虧損）／收益	**(693)**	3,941
交易證券之已確認及未確認虧損	**(5,784)**	(5,446)
滙兑收益	**14,051**	13,066
	7,526	11,683

5. 存貨撇賬

集團於年內將總值共42,774,000元之半製成品及製成品全數撇賬。

6. 除稅前正常業務溢利

除稅前正常業務溢利已扣除：

	二零零一年 千元	二零零零年 千元
(a) 融資成本：		
五年以內應償還的銀行墊資及其他借款之利息	**1,030**	890
可換股票據利息	**1,871**	487
融資成本攤銷	**—**	5
	2,901	1,382
(b) 其他項目：		
存貨成本	**737,181**	855,539
退休保障計劃成本	**8,381**	7,045
核數師酬金	**1,339**	1,230
研究及開發費用	**38,142**	42,642
租賃費用	**3,120**	1,387
滙兑損失	**3,137**	5,548

7. 董事酬金

根據香港公司條例第161節，董事酬金列報如下：

	二零零一年 千元	二零零零年 千元
袍金	**400**	140
薪金及其他酬金	**8,318**	9,083
退休金計劃供款	**224**	177
酌情授予及按表現分派之花紅	**3,257**	14,223
	12,199	23,623

於二零零一年十二月三十一日止年度，獨立非執行董事袍金支出共400,000元（二零零零年：140,000元）。

7. 董事酬金（續）

若干董事於1999年獲發本公司購股權計劃所授之購股權。有關之細節已於董事會報告中「董事之股份權益」一節披露。

董事酬金（包括五位取得最高酬金之人士）分佈如下：—

	董事數目	
	二零零一年	二零零零年
0元 至 1,000,000元	**3**	2
1,500,001元 至 2,000,000元	**2**	—
2,000,001元 至 2,500,000元	**2**	—
3,000,001元 至 3,500,000元	**1**	3
3,500,001元 至 4,000,000元	**—**	1
4,000,001元 至 4,500,000元	**—**	1
5,000,001元 至 5,500,000元	**—**	1

8. 稅項

(a) 綜合收益表中之稅項如下：

	二零零一年	二零零零年
	千元	*千元*
年內香港利得稅準備	**5,248**	4,678
上年度撥備過少／（過多）	**2,688**	(1,368)
	7,936	3,310
海外稅項	**5,813**	6,577
	13,749	9,887

香港利得稅準備是按截至二零零一年十二月三十一日止年度的估計應評稅溢利以16%的稅率（二零零零年：16%）計算。海外附屬公司的稅項則同樣以相關國家適用的現行稅率計算。

8. 稅項（續）

(b) *資產負債表中之稅項如下：*

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千元	*千元*	***千元***	*千元*
年內香港利得稅準備	**5,248**	4,678	**—**	91
已繳之暫繳利得稅	**(243)**	(11,582)	**(49)**	(12)
往年度利得稅準備餘額	**21,552**	25,591	**41**	—
海外稅項	**(828)**	3,119	**—**	—
	25,729	21,806	**(8)**	79

(c) 因時差產生之遞延稅項數額不大，故並無作出遞延稅項準備。

9. 股東應佔溢利

股東應佔溢利包括溢利51,448,000元（二零零零年（重報）：332,403,000元）已計入本公司之報表內。

10. 股息

(a) *本年度應佔股息*

	二零零一年	二零零零年
	千元	*千元*
去年附加因行使購股權及轉換可換股票據之特別股息及末期股息	**—**	1,099
中期股息每股6.5仙（二零零零年：15仙）	**19,138**	43,823
建議派發特別股息每股4仙（二零零零年：無）	**12,106**	—
建議派發末期股息每股2.5仙（二零零零年：18仙）	**7,567**	52,589
	38,811	97,511

2001年之股息及2000之末期股息用以股代息（可選擇現金）之方式派發。

於結算日後建議之特別及末期股息並未於結算日確認為負債。

10. 股息（續）

(b) 上個財政年度應佔的股息，於今年度獲批准及派付

	二零零一年 千元	二零零零年 千元
上年度末期股息於今年度獲批准及派付每股18仙（二零零零年：45仙）	**52,589**	129,995
上年度特別股息於今年度獲批准及派付每股零仙（二零零零年：55仙）	**–**	158,883
	52,589	288,878

11. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照年內44,637,000元（二零零零年：200,343,000元）的股東應佔溢利及本年度內已發行股份之加權平均數293,623,077股（二零零零年：290,290,205股）計算。

(b) 每股攤薄盈利

每股攤薄盈利是按照年內經調整後之股東應佔溢利44,637,000元（二零零零年：200,801,000元）及本年度就所有潛在攤薄盈利的普通股的影響調整後的普通股的加權平均數293,761,748股（二零零零年：292,174,290股）計算。

(c) 對賬

	二零零一年 股票數目	二零零零年 股票數目
計算每股基本盈利所用之加權平均股數	**293,623,077**	290,290,205
假設因購股權以不收取代價方式而發行之股份	**138,671**	1,092,908
假設因可換股票據轉換而發行之股份	**–**	791,177
計算每股攤薄盈利所用之加權平均股數	**293,761,748**	292,174,290

	二零零一年 盈利 千元	二零零零年 盈利 千元
股東應佔溢利淨額	**44,637**	200,343
可換股票據轉換時應節省之利息	**–**	458
計算每股攤薄盈利所用之經調整後之股東應佔溢利	**44,637**	200,801

12. 固定資產

本集團

	土地及樓宇	廠房、機器、工具及設備	其他	總計
	千元	*千元*	*千元*	*千元*
成本值:				
於二零零一年一月一日	271,825	341,955	149,274	763,054
外滙調整	114	12	169	295
添置	22,095	56,537	19,961	98,593
轉移	6,466	—	(6,466)	—
售出	—	(194)	(815)	(1,009)
於二零零一年十二月三十一日	**300,500**	**398,310**	**162,123**	**860,933**
累積折舊:				
於二零零一年一月一日	34,561	241,925	101,280	377,766
外滙調整	7	25	142	174
年內折舊	11,343	58,374	20,230	89,947
售出資產折舊撥回	—	(194)	(418)	(612)
於二零零一年十二月三十一日	**45,911**	**300,130**	**121,234**	**467,275**
賬面淨值:				
於二零零一年十二月三十一日	**254,589**	**98,180**	**40,889**	**393,658**
於二零零零年十二月三十一日	237,264	100,030	47,994	385,288

其他固定資產包括租賃物業裝修、傢俬、裝置、辦公室設備及汽車。

12. 固定資產（續）

有關物業之賬面淨值之分析如下：

	二零零一年 千元	二零零零年 千元
於香港以內地區		
一中期租約物業	**168,532**	178,572
於香港以外地區		
一永久物業	**557**	567
一長期租約物業	**70,486**	42,709
一中期租約物業	**4,070**	4,172
一無特定租約年期之物業	**10,944**	11,244
	86,057	58,692
	254,589	237,264

於二零零一年十二月三十一日，本集團持有作經營租賃用途的固定資產的總額為20,573,000元（二零零零年：5,837,000元），而有關的累計折舊費用為1,608,000元（二零零零年：658,000元）。年內之折舊費用為166,000元（二零零零年：10,000元）。

13. 商譽

	千元
成本值：	
於二零零一年一月一日	–
透過收購附屬公司增置	33,640
於二零零一年十二月三十一日	**33,640**
累積攤銷：	
於二零零一年一月一日	–
本年度攤銷	(254)
於二零零一年十二月三十一日	**(254)**
賬面淨值：	
於二零零一年十二月三十一日	**33,386**
於二零零零年十二月三十一日	–

14. 附屬公司權益

	二零零一年	二零零零年
	千元	千元
非上市股份成本值	**101,453**	101,453
附屬公司之欠款	**757,612**	737,741
	859,065	839,194

所有附屬公司均受集團控制（見附註1(c)），及合併入綜合財務報表內。

14. 附屬公司權益（續）

附屬公司之詳情如下：

公司名稱	註冊／營業地點	已發行／註冊股本	持有權益股之百分比 公司	持有權益股之百分比 附屬公司	主要業務
Varitronix (B.V.I.) Limited	英屬處女群島／香港	每股1美元之普通股18,480股	100%	–	投資控股
Varintelligent (BVI) Limited	英屬處女群島／香港	1美元之普通股1股	100%	–	持有及許用商標
Vogue Industries Limited	英屬處女群島／香港	每股1美元之普通股100股	100%	–	投資控股
精電有限公司	香港	每股1,000元之普通股2股 每股1,000元之無投票權益遞延普通股1,848股	–	100%	設計、製造及銷售液晶顯示器及有關產品
* Varitronix (Malaysia) Sdn. Bhd.	馬來西亞	每股1馬來西亞元之普通股38,000,000股	–	100%	設計、製造及銷售液晶顯示器及有關產品
#*精電（河源）有限公司	中華人民共和國	人民幣43,470,000	–	80%	製造液晶顯示器及有關產品
* Varitronix Manufacturing (BVI) Limited	英屬處女群島／中華人民共和國	每股1美元之普通股100股	–	100%	於中華人民共和國經營及承包廠房

14. 附屬公司權益(續)

公司名稱	註冊／營業地點	已發行／註冊股本	持有權益股之百分比 公司	附屬公司	主要業務
* Varitronix (Singapore) Pte Ltd.	新加坡	每股1坡幣之普通股200,000股	–	100%	研究發展中心
* Varitronix (UK) Limited	英國	每股10英鎊之普通股100股	–	100%	市場推廣及銷售顧問
* VL Electronics, Inc.	美國	每股10美元之普通股5,000股	–	100%	市場推廣及銷售顧問
* Varitronix (Canada) Limited	加拿大	每股1加元之普通股100股	–	100%	市場推廣及銷售顧問
* Varitronix Italia, s.r.l.	意大利	每股1,000里拉之普通股25,000股	–	100%	市場推廣及銷售顧問
* Varitronix GmbH	德國	每股1馬克之普通股100,000股	–	60%	市場推廣及銷售顧問
Varitronix France SAS	法國	每股100法郎之普通股2,500股	–	100%	市場推廣及銷售顧問
#*北京精電蓬遠顯示技術有限公司	中華人民共和國	人民幣8,000,000元	–	51%	市場推廣及銷售顧問
年加投資有限公司	香港	每股1元之普通股100股	–	100%	物業投資及投資控股

14. 附屬公司權益（續）

公司名稱	註冊／營業地點	已發行／註冊股本	持有權益股之百分比 公司	持有權益股之百分比 附屬公司	主要業務
多源地產有限公司	香港	每股100元之普通股2股 每股100元之無投票權遞延普通股154股	–	100%	物業投資
* Starel Trading Limited	塞浦路斯／英國	每股1塞浦路斯鎊之股份1,000股	–	100%	物業投資
* Quest Industries Limited	英屬處女群島／中華人民共和國	每股1美元之普通股100股	–	100%	物業投資
* Cadac Electronic (M) Sdn. Bhd.	馬來西亞	每股1馬來西亞元之普通股276,002股	–	100%	物業投資
Varitronix Investment Limited	英屬處女群島／香港	每股1美元之普通股5,000股	–	100%	投資控股
Varitronix Agencies Limited	英屬處女群島／香港	每股1美元之股份50,000股	–	100%	投資控股
* Varitronix Marketing Limited	英屬處女群島／英國	每股1美元之股份1,000股	–	100%	投資控股

14. 附屬公司權益(續)

公司名稱	註冊／營業地點	已發行／註冊股本	持有權益股之百分比 公司	持有權益股之百分比 附屬公司	主要業務
* Mcalpine Management Limited	英屬處女群島／英國	每股1美元之股份1,000股	–	100%	投資控股
Varitronix Finance Limited	英屬處女群島／香港	每股1美元之普通股100股	–	100%	為集團公司提供融資
* 精電拓展(中國)有限公司	英屬處女群島／中華人民共和國	1美元之股份1股	–	100%	投資控股
* 精電(深圳)有限公司	英屬處女群島／中華人民共和國	1美元之股份1股	–	100%	投資控股
精電視像有限公司	香港	每股1元之普通股100,000股	–	100%	現無營業
#*精電顯示技術(深圳)有限公司	中華人民共和國	人民幣18,675,415元	–	100%	暫未營業

* 為非畢馬威會計師事務所核數之公司。非畢馬威會計師事務所核數之附屬公司財務報表之資產總值及總營業額分別佔有關綜合賬項總值約26%(二零零零年:27%)及32%(二零零零年:40%)。

# 公司名稱	法人類別
精電(河源)有限公司	中外合作企業
北京精電蓬遠顯示技術有限公司	中外合資企業
精電顯示技術(深圳)有限公司	外資獨資企業

15. 聯營公司權益

	本集團	
	二零零一年	二零零零年
	千元	千元
所佔之資產淨值	**17,850**	12,018
聯營公司之欠款	**1,426**	9,223
	19,276	21,241

公司名稱	註冊及營業地點	已發行股本	附屬公司持有權益股份之百分比	主要業務
Varitronix EC (Malaysia) Sdn. Bhd.	馬來西亞	每股1馬來西亞元之普通股「B」股11,324,250股	普通股「B」股 100%	設計、製造及銷售電鉻鏡片系統

本集團之Varitronix (Malaysia) Sdn. Bhd.擁有Varitronix EC (Malaysia) Sdn. Bhd. 之有權益股份50%。

16. 非交易證券

	本集團	
	二零零一年	二零零零年
	千元	千元
債券		
上市		
一香港	**26,121**	25,245
一香港以外	**150,481**	166,717
	176,602	191,962
非上市	**6,750**	10,026
	183,352	201,988
股本證券		
於香港上市股本證券	**2,899**	3,160
非上市股本證券	**8,526**	8,526
於香港以外地區上市之投資基金	**27,864**	29,724
非上市投資基金	**5,220**	7,088
	44,509	48,498
總額	**227,861**	250,486

17. 交易證券

	本集團	
	二零零一年	二零零零年
	千元	千元
債券		
上市		
－香港	**–**	3,870
－香港以外	**36,008**	24,982
	36,008	28,852
股本證券		
上市		
－香港	**2,112**	5,548
－香港以外	**16,683**	16,552
	18,795	22,100
非上市投資基金	**26,217**	15,473
	45,012	37,573
總額	**81,020**	66,425

18. 存貨

	本集團	
	二零零一年	二零零零年
	千元	千元
原料	**118,098**	214,173
半製成品	**43,037**	74,765
製成品	**52,100**	71,882
	213,235	360,820

18. 存貨(續)

原料及半製品價值已扣減一般準備。製成品包括已扣除一般準備的存貨4,276,000元(二零零零年:無)以估計可變現淨值列示。

本集團於年內共將42,774,000元(二零零零年:28,995,000元)之半製成品及製成品全數撇賬。

19. 客戶及其他應收款項

應收賬款,預付款項及訂金中的客戶應收款項及應收票據(已扣除壞賬之撥備)之數期分析如下:

	本集團	
	二零零一年	二零零零年
	千元	千元
發票日起計60日內	**136,600**	212,237
發票日後61至90日	**36,019**	48,336
發票日後91至120日	**9,591**	16,948
發票日後120日以上、12個月以內	**43,659**	59,387
	225,869	336,908

應收款項在發票日後90天到期。

20. 現金及現金等價物

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千元	千元	**千元**	千元
銀行及其他財務機構之定期存款	**291,994**	95,168	**–**	–
銀行存款及現金	**76,584**	97,129	**687**	159
	368,578	192,297	**687**	159

21. 無抵押帶息之銀行貸款及透支

無抵押帶息之銀行貸款及透支之償還期如下：

	本集團	
	二零零一年	二零零零年
	千元	千元
一年內或即期	**39,924**	21,412
超過一年但兩年內	**6,150**	—
超過兩年但五年內	**15,174**	—
	21,324	—
	61,248	21,412

22. 應付賬款及其他應付款項

應付賬款及其他應付及應付票據款項中的應付賬款及應付票據之數期分析如下：

	本集團	
	二零零一年	二零零零年
	千元	千元
供應商之發票日起計60日內	**58,032**	103,890
供應商之發票日後61至120日內	**8,886**	38,955
供應商之發票日後120日以上、12個月以內	**4,646**	9,666
	71,564	152,511

23. 可換股票據

	本金 千元	財務費用 千元	淨值 千元
二零零零年			
於二零零零年一月一日	5,538	5	5,533
行使可換股票據	(5,538)	–	(5,538)
發行可換股票據	31,200	–	31,200
財務費用之攤銷	–	(5)	5
於二零零零年十二月三十一日	31,200	–	31,200
二零零一年			
二零零一年一月一日及於二零零一年十二月三十一日	31,200	–	31,200

有關持有人有權選擇於二零一零年九月二十六日之前行使該等在二零零一年十二月三十一日已發行之票據，以每股13.81元（在若干情況下可予調整）轉換為本公司股本，該等票據之年利息為6厘。惟任何部份之票據倘獲轉換，則有關利率將減至2厘；超出之部份，持有人須於轉換時退還給本集團。

24. 股本

	二零零一年		二零零零年	
	股數 *千股*	**金額** *千元*	股數 *千股*	金額 *千元*
法定股本：				
每股面值0.25元之普通股	**400,000**	**100,000**	400,000	100,000
發行及繳足股本：				
於一月一日	**292,160**	**73,040**	288,681	72,170
按購股權計劃發行股票	**153**	**38**	1,466	367
因購買附屬公司股份而發行股票	**7,112**	**1,778**	1,897	474
以股代息發行之股票	**3,152**	**788**	–	–
因行使換股票據轉換權而發行之股票	**–**	**–**	486	121
回購股本	**(100)**	**(25)**	(370)	(92)
於十二月三十一日	**302,477**	**75,619**	292,160	73,040

24. 股本（續）

(a) 購股權計劃

本公司有一項於一九九一年六月六日獲採納，於一九九九年六月八日經修訂及於二零零一年六月五日期滿之購股權計劃。一項新的購股權計劃於二零零一年六月二十二日獲採納。

於二零零一年十二月三十一日未獲行使之購股權詳細資料如下：

	至二零零一年十二月三十一日未行使購股權的股票數目	行使價格 元	行使期
舊購股權計劃	2,942,250	10.55至11.30	直至二零一零年六月三十日
新購股權計劃	850,000	3.06	直至二零一一年八月二十九日

年內，本公司以代價129元授出共1,033,000股行使價3.06元之購股權。此外，153,000股購股權於年內獲行使及1,080,000股購股權於年內報廢。

(b) 回購股份

年內，本公司於香港聯合交易所有限公司回購本身股份如下：—

月份	回購股數 股	已支付之每股最高價格 元	已支付之每股最低價格 元	合計已付金額 千元
七月	100,000	3.675	3.625	365

所有回購股份於購回時全數被取消，而這些股份之面值亦已在發行股本中扣除。回購時所付之溢價共346,000元，已於股份溢價中扣除（賬項附註25）。

25. 儲備

(a) *本集團*

	股份溢價 *千元*	外滙 浮動儲備 *千元*	投資重估 儲備 *千元*	保留溢利 *千元*	總計 *千元*
二零零零年(重報)					
於二零零零年一月一日					
一從前所報告之數字	494,185	(23,687)	7,659	607,435	1,085,592
建議之股息*(附註2)*	—	—	—	288,878	288,878
一重報	494,185	(23,687)	7,659	896,313	1,374,470
去年獲准之特別股息 及期末股息	—	—	—	(288,878)	(288,878)
額外付予已行使購股權 及已轉換之換股票據 之特別股息及期末股息	—	—	—	(1,099)	(1,099)
發行股份產生之溢價	46,656	—	—	—	46,656
回購股份產生之溢價	(3,677)	—	—	—	(3,677)
收購附屬公司股份 而產生之商譽	—	—	—	(48,468)	(48,468)
投資重估虧損	—	—	(8,677)	—	(8,677)
經計入收益表於出售證券 之重估虧損	—	—	(3,871)	—	(3,871)
全年溢利	—	—	—	200,343	200,343
年內宣佈派發之中期 股息	—	—	—	(43,823)	(43,823)
滙兑差額	—	(1,200)	—	—	(1,200)
於二零零零年 十二月三十一日	537,164	(24,887)	(4,889)	714,388	1,221,776

25. 儲備(續)

(a) 本集團(續)

	股份溢價	外滙浮動儲備	投資重估儲備	其他儲備(附註)	保留溢利	總計
	千元	千元	千元	千元	千元	千元
二零零一年						
於二零零零年一月一日						
一從前所報告之數字	537,164	(24,887)	(4,889)	–	661,799	1,169,187
建議之股息(附註2)	–	–	–	–	52,589	52,589
一重報	537,164	(24,887)	(4,889)	–	714,388	1,221,776
去年獲准之期末股息	–	–	–	–	(52,589)	(52,589)
發行股份產生之溢價	36,255	–	–	–	–	36,255
回購股份時付出之溢價	(346)	–	–	–	–	(346)
投資重虧損	–	–	(11,552)	–	–	(11,552)
經計入收益表於出售證券之重估收益	–	–	700	–	–	700
全年溢利	–	–	–	–	44,637	44,637
年內宣佈派發之中期股息	–	–	–	–	(19,138)	(19,138)
轉入其他儲備				455	(455)	–
滙兑差額	–	(155)	–	–	–	(155)
於二零零一年十二月三十一日	573,073	(25,042)	(15,741)	455	686,843	1,219,588

附註: 其他儲備包括在中華人民共和國成立之附屬公司之法定儲備。

25. 儲備（續）

(a) 本集團（續）

保留溢利如下：—

	二零零一年 千元	二零零零年 千元
由本公司及其附屬公司保留	**688,102**	721,382
由聯營公司保留	**(1,259)**	(6,994)
	686,843	714,388

25. 儲備（續）

(b) 本公司

	股份溢價 （附註a） 千元	繳入盈餘 （附註b） 千元	保留溢利 千元	總計 千元
二零零零年（重報）				
於二零零零年一月一日				
一從前所報告之數字	494,185	51,636	176,423	722,244
股息收入（附註2）	—	—	(288,878)	(288,878)
建議之股息（附註2）	—	—	288,878	288,878
一重報	494,185	51,636	176,423	722,244
去年獲准之特別股息及期末股息	—	—	(288,878)	(288,878)
額外付予已行使購股權及已轉換之換股票據之特別股息及期末股息	—	—	(1,099)	(1,099)
發行股份產生之溢價	46,656	—	—	46,656
回購股份產生之溢價	(3,677)	—	—	(3,677)
全年溢利	—	—	332,403	332,403
年內宣佈派發之中期股息	—	—	(43,823)	(43,823)
於二零零零年十二月三十一日	537,164	51,636	175,026	763,826
二零零一年				
於二零零一年一月一日				
一從前所報告之數字	537,164	51,636	175,026	763,826
股息收入（附註2）	—	—	(52,589)	(52,589)
建議之股息（附註2）	—	—	52,589	52,589
一重報	537,164	51,636	175,026	763,826
去年獲准之期末股息	—	—	(52,589)	(52,589)
發行股份產生之股份溢價	36,255	—	—	36,255
回購股份時付出之溢價	(346)	—	—	(346)
全年溢利	—	—	51,448	51,448
年內宣佈派發之中期股息	—	—	(19,138)	(19,138)
於二零零一年十二月三十一日	573,073	51,636	154,747	779,456

25. 儲備（續）

(b) 本公司（續）

附註：

(a) 根據本公司細則，股票溢價不會分派。

(b) 於一九九一年，依重組方案換取得附屬公司股份，比對本公司所發行之新股票面值所多出之價值，經已計入可分派盈餘賬。根據百慕達1981年公司法（經修訂）及本公司細章，該等可分派盈餘可向股東作出分派。但董事局暫無意分派該等盈餘。

(c) 於二零零一年十二月三十一日，可分派儲備達206,383,000元（二零零零年：226,662,000元）。

26. 按分部分類滙報

本集團列出業務分部及地域分部之個別單位資料。因業務分部資料較近似本集團之內部財務報告方式，集團選其為主要滙報方式。

業務單位

因為本集團所有營業額及溢利均來自設計、製造及銷售液晶顯示器及有關產品，所以本集團並無列出業務分部之分類分析。

地域分部

地域分部收入乃按顧客所在區域而列出。地位單位資產及資本性支出，乃按資產所在區域而列出。

26. 按分部分類滙報（續）

	香港及中國		亞洲其他地區		歐洲		北美洲		其他	
	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
來自集團外之顧客收入	**121,973**	99,573	**122,460**	134,469	**566,346**	661,433	**221,823**	336,857	**9,402**	22,297
分部資產	**1,237,046**	1,220,943	**190,133**	269,005	**87,184**	93,017	**22,987**	39,767		
年內發生之資本性支出	**65,772**	100,043	**32,357**	26,928	**415**	1,289	**49**	81		

來自集團外位於歐洲之顧客收入分析如下：

	二零零一年	二零零零年
	千元	千元
法國	**150,175**	165,445
英國	**111,756**	151,919
德國	**82,420**	100,708
其他歐洲國家	**221,995**	243,361
	566,346	661,433

營業額及溢利之地域分類比例並無重大分歧，故並無列出來自上述地區溢利貢獻之分析。

27. 資本及其他承擔

(a) 於二零零一年十二月三十一日，未包括在賬項內之資本承擔如下：

	本集團	
	二零零一年	二零零零年
	千元	千元
已訂約	**25,703**	23,973

(b) 於二零零一年十二月三十一日，在不可撤銷的經營租約內，未來最低應付租賃款項總額如下：

	二零零一年	二零零零年
	千元	千元
經營租賃屆滿期：		
一年內	**1,762**	1,976
一至五年內	**3,633**	6,116
	5,395	8,092

28. 或有負債

於二零零一年十二月三十一日，或有負債乃本公司給予部份附屬公司的銀行備用信貸而向銀行作出擔保，其中已動用信貸額達$12,895,000元（二零零零年：5,454,000元）。

29. 有關連人士的重大交易

年內並沒有有關連人士的重大交易事項。（二零零零年：無）。

30. 比較數字

由於修訂了股息的會計政策，故部分比較數字已被調整，有關詳情載於附註2。

	截至十二月三十一日止年度				
	一九九七年	一九九八年	一九九九年	二零零零年	**二零零一年**
	千元	千元	千元	千元	**千元**
業績：					
營業額	843,292	909,059	846,138	1,254,629	**1,042,004**
經營溢利	341,569	327,957	299,482	215,886	**44,749**
融資成本	(3,884)	(5,114)	(1,221)	(1,382)	**(2,901)**
應佔聯營公司之溢利／(虧損)	464	—	(12,956)	1,871	**5,735**
除税前正常業務溢利	338,149	322,843	285,305	216,375	**47,583**
税項	(37,115)	(14,601)	(26,003)	(9,887)	**(13,749)**
少數股東權益	(419)	(7,394)	(3,086)	(6,145)	**10,803**
股東應佔溢利	300,615	300,848	256,216	200,343	**44,637**
資產及負債：－					
固定資產	329,492	342,231	334,498	385,288	**393,658**
商譽	—	—	—	—	**33,386**
聯營公司權益	—	20,678	20,465	21,241	**19,276**
非交易證券	372,207	302,669	288,798	250,486	**227,861**
流動資產淨額	542,811	693,680	832,435	696,350	**695,815**
總資產減流動負債	1,244,510	1,359,258	1,476,196	1,353,365	**1,369,996**
可換股票據	(6,824)	(5,522)	—	(31,200)	**(31,200)**
少數股東權益	(19,119)	(26,543)	(29,556)	(27,349)	**(22,265)**
其他非流動負債	(2,403)	—	—	—	**(21,324)**
資產淨值	1,216,164	1,327,193	1,446,640	1,294,816	**1,295,207**

附註：

(1) 本集團引用《會計實務準則》第三十號第八十八段過渡性條文。在二零零一年除商譽之會計政制改變外，一九九七年至二零零零年之比較數字不作調整。

(2) 二零零一年由於股息之會計政制改變，一九九七年至二零零零年之數字已作調整。

	地點	現時用途	持有權益百分比
1.	九龍將軍澳39地段	工業用途	100%
2.	九龍觀塘 敬業街61-63號利維大廈 四樓及附屬平台	貨倉	100%
3.	九龍觀塘 敬業街61-63號利維大廈 六樓及九樓	貨倉	100%
4.	九龍觀塘 敬業街61-63號利維大廈 十樓及十一樓	貨倉	100%
5.	九龍觀塘 牛頭角道300-302號裕民中心 一座二十二樓F及G座	職工宿舍	100%
6.	九龍觀塘 牛頭角道300-302號裕民中心 一座十三樓B座	職工宿舍	100%
7.	九龍紅磡 馬頭圍道37號 紅磡商業中心 B座十樓1003室及1004室	租賃	100%

	地點	現時用途	持有權益百分比
8.	Plot 40, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	工業用途	100%
9.	Plot 3, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	工業用途	100%
10.	Sri Penang 6-2, Lega Road, Penang, Malaysia.	職工宿舍	100%
11.	中國廣東省河源市 源城區東埔鎮	工業用途	80%
12.	中國廣東省河源市源城區 東埔鎮新塘管理區 塘寮下村	工業用途	100%
13.	中國廣東省河源市源城區 河源道128號	工業用途	80%
14.	中國廣東省寶安縣布吉南威中心 十座六樓C601-604室	職工宿舍	100%
15.	Unit 3 Milbanke Court, Milbanke Way, Bracknell, Berkshire, United Kingdom.	寫字樓用途	100%

附註： 上述物業屬永久業權、中、長期租約或並無按任何特定租約年期。

茲通告本公司謹訂於二零零二年六月二十一日(星期五)上午十時正假座香港中環干諾道三號麗嘉酒店舉行股東週年大會,以便處理下列事項:—

1. 省覽截至二零零一年十二月三十一日止年度之財務報告與董事會及核數師報告。

2. 宣佈派發末期股息及特別股息。

3. 重選董事及釐定董事酬金。

4. 續聘核數師及授權董事會釐定其酬金。

承董事會命
秘書
羅志力

香港,二零零二年四月十八日

附註:

1. 凡有權出席此次大會並可於會上投票之本公司股東均有權委任一位或多位代表代其出席及投票。受委代表毋須為本公司之股東。

2. 代表委任表格連同簽署該表格之授權書或其他授權文件(指如有而言)或經由公證人簽署證明之該授權書或其他授權文件副本,最遲須於大會或其任何續會召開時間四十八小時前交回本公司總辦事處及主要營業地點,香港將軍澳工業村駿昌街二十二號,方為有效。

3. 本公司將由二零零二年六月十七日(星期一)至二零零二年六月二十一日(星期五),包括首尾兩天在內,暫停股份過戶登記手續。為確保收取末期股息及特別股息之權利,所有填妥之過戶文件連同有關股票必須於二零零二年六月十四日(星期五)下午四時正前送交本公司之股份過戶登記處香港分處,香港中央證券登記有限公司,地址為香港皇后大道東一八三號合和中心十七樓。